UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF
THE SECURITIES EXCHANGE ACT OF 1934

Marinus Pharmaceuticals, Inc.
(Name of Subject Company)

Marinus Pharmaceuticals, Inc.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)
56854Q200
(CUSIP Number of Class of Securities)
Scott Braunstein, M.D.
President and Chief Executive Officer
Marinus Pharmaceuticals, Inc.
5 Radnor Corporate Center, Suite 500
100 Matsonford Rd.
Radnor, Pennsylvania 19087
(484) 801-4670
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
With copies to:
Steven J. Abrams, Esq. Stephen M. Nicolai, Esq. Hogan Lovells US LLP 1735 Market Street, 23rd Floor Philadelphia, Pennsylvania 19103 (267) 675-4600	Martha Manning Senior Vice President, General Counsel and Secretary Marinus Pharmaceuticals, Inc. 5 Radnor Corporate Center, Suite 500 100 Matsonford Rd. Radnor, Pennsylvania 19087 (484) 801-4670

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.   SUBJECT COMPANY INFORMATION
(a) Name and Address
The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Marinus Pharmaceuticals, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 5 Radnor Corporate Center, Suite 500, 100 Matsonford Rd., Radnor, Pennsylvania 19087. The Company’s telephone number at this address is (484) 801-4670.
(b) Securities
The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.001 per share, of the Company (the “Company Common Stock”). As of the close of business on January 3, 2025, there were 55,218,486 shares of Company Common Stock (the “Shares”) issued and outstanding.
ITEM 2.   IDENTITY AND BACKGROUND OF FILING PERSON
(a) Name and Address
The name, business address and business telephone number of the Company, which is the subject company and the person filing this Schedule 14D-9, are set forth in “Item 1. Subject Company Information” above.
(b) Tender Offer
This Schedule 14D-9 relates to the cash tender offer by Matador Subsidiary, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Immedica Pharma AB, a corporation organized and existing under the laws of Sweden (“Parent”), to purchase all of the outstanding Shares at a purchase price of $0.55 per Share, in cash, subject to any applicable withholding taxes and without interest (such price, as it may be adjusted in accordance with the Merger Agreement, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 8, 2025 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase constitutes the “Offer”).
The Offer and withdrawal rights will expire at midnight at the end of the day on February 6, 2025 (the “Expiration Time”), unless the Offer is extended or earlier terminated in accordance with the terms of the Merger Agreement (as defined below), in which event the term “Expiration Time” will mean the date to which the initial expiration date of the Offer is so extended.
The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 29, 2024 (as it may be amended from time to time, the “Merger Agreement”), among the Company, Parent and Purchaser. The consummation of the Offer is subject to various conditions, including there being validly tendered (and not validly withdrawn) pursuant to the Offer a number of Shares that, together with all Shares (if any) otherwise owned by Parent or any of its wholly owned subsidiaries (including Purchaser) would represent at least one Share more than 50% of the total number of Shares issued and outstanding at the time of the expiration of the Offer. The Merger Agreement provides, among other things, that as soon as practicable, but in any event within two business days, following the time that Purchaser first accepts Shares for payment pursuant to the Offer (the “Offer Acceptance Time”), subject to the satisfaction or waiver of certain customary conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation (the “Surviving Corporation”) and a wholly owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each Share (excluding any Shares held (i) immediately prior to the Effective Time by the Company, Parent, Purchaser or any subsidiary of the foregoing and (ii) by any stockholders who are entitled to and who properly exercise appraisal rights under Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)) outstanding immediately prior to the Effective Time will be converted into, and will thereafter represent only the right to receive, the Offer Price, in cash, without any interest thereon and subject to any withholding of taxes in accordance with the Merger Agreement (the “Merger Consideration”). As a result of the Merger, the Company will cease to be a publicly traded company and will become wholly owned by Parent. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions.”
The Merger Agreement provides that the Merger will be effected pursuant to Section 251(h) of the DGCL, which permits completion of the Merger upon the acquisition by Purchaser in the Offer of at least such percentage of the stock of the Company as would be required to adopt the Merger Agreement at a meeting of stockholders, which in the case of the Company is one Share more than 50% of the number of Shares that are then issued and outstanding. If the Merger is effected pursuant to Section 251(h) of the DGCL, no vote of the stockholders of the Company will be required to consummate the Merger.
The Merger Agreement also provides that immediately prior to the Effective Time, by virtue of, and as a condition to, the Merger and without any action on the part of the holder thereof:
•
Each option to purchase Shares (each, a “Company Option”) granted pursuant to an inducement award or the Company’s 2014 Equity Incentive Plan, as amended, the Company’s 2024 Equity Incentive Plan or any other plan, policy, or arrangement that provides for the award of Shares or right of any kind to receive Shares or benefits measured in whole or in part by reference to Shares (each, a “Company Equity Plan” and together, the “Company Equity Plans”) that is then outstanding and unexercised, will, to the extent unvested or otherwise not exercisable, become fully vested and immediately exercisable. At the Effective Time, each Company Option that is then outstanding and unexercised will be terminated in exchange for the right to receive a cash payment, without interest and subject to deduction for any required withholding tax, equal to the excess (if any) of: (i) an amount equal to the product of (A) the Merger Consideration multiplied by (B) the number of Shares into which such Company Option would have been exercisable; over (ii) the aggregate exercise price of such Company Option (provided, however, that if such aggregate exercise price exceeds the amount described in clause (i) above, then such Company Option will be terminated at the Effective Time and the holder thereof will not be entitled to any payment in respect thereof) (each such payment, a “Company Option Payment”); and

•
Each restricted stock unit granted pursuant to an inducement award or the Company Equity Plans (each, a “Company RSU”) that is then outstanding but not then vested will become immediately vested in full. At the Effective Time, each Company RSU that is then outstanding will be terminated in exchange for the right to receive a cash payment, without interest and subject to deduction for any required withholding tax, equal to the product of: (i) the Merger Consideration multiplied by (ii) the number of Shares underlying such Company RSU immediately prior to the Effective Time (each such payment, a “Company RSU Payment”).

The Company Option Payments and the Company RSU Payments will be made as soon as reasonably practicable after the Effective Time (but in no event later than the Surviving Corporation’s next regularly scheduled payroll date that is at least three business days after the Effective Time).
The Merger Agreement also provides that each Company Pre-Funded Warrant (as defined in the Merger Agreement) that is outstanding immediately prior to the Effective Time will be deemed exercised in full as a “cashless exercise” effective upon the Effective Time, in accordance with the terms of such Company Pre-Funded Warrant. The holder of each Company Pre-Funded Warrant will be entitled to receive a cash payment, without interest and subject to deduction for any required withholding taxes, equal to the product of: (i) the Merger Consideration multiplied by (ii) the number of Shares deemed to be issuable upon exercise in full of such Company Pre-Funded Warrant as a “cashless exercise,” calculated in accordance with and subject to the terms and conditions of the applicable Company Pre-Funded Warrant (each such payment, a “Company Pre-Funded Warrant Payment”).
The terms and conditions of the Offer are described in the Offer to Purchase and the Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and which are incorporated herein by reference. As set forth in the Offer to Purchase, the principal executive office of Parent is located at Solnavägen 3H, 113 63 Stockholm, Sweden, and the telephone number at such principal executive office is +46 (0) 8 533 39 500; and the principal executive office of Purchaser is located at Solnavägen

3H, 113 63 Stockholm, Sweden, and the telephone number at such principal executive office is +46 (0) 8 533 39 500. Parent has formed Purchaser for the purpose of consummating the Offer and effecting the Merger. The Offer is also described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), which was filed by Parent and Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on January 8, 2025. The Offer to Purchase and the Letter of Transmittal are being mailed to the Company’s stockholders together with this Schedule 14D-9.
The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.
For the reasons described in more detail below, the Board of Directors of the Company (the “Board of Directors”) unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement. The foregoing descriptions of the Merger Agreement and the Offer do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, the Offer to Purchase and the Letter of Transmittal.
The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov.
ITEM 3.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
Except as set forth in this Schedule 14D-9, or as otherwise incorporated by reference herein, to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between (i) the Company or any of its affiliates, on the one hand, and (ii) (a) any of the Company’s executive officers, directors or affiliates, or (b) Parent or Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.
Relationship with Parent
Merger Agreement
On December 29, 2024, the Company entered into the Merger Agreement with Parent and Purchaser. A summary of the material terms of the Merger Agreement set forth in Section 13 — “The Merger Agreement; Other Agreements — Summary of the Merger Agreement” of the Offer to Purchase and a description of the conditions of the Offer set forth in Section 14 — “Conditions of the Offer” of the Offer to Purchase, respectively, are incorporated herein by reference. Such summary and description do not purport to be complete and are qualified in their entireties by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.
The summary and description have been included in this Schedule 14D-9 to provide you with information regarding the terms of the Merger Agreement and are not intended to modify or supplement any factual disclosures about Parent, Purchaser, the Company or their respective affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of the Merger Agreement, were made solely for the benefit of the parties to the Merger Agreement and may be subject to qualifications and limitations agreed upon by the parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and discussed in the foregoing description, or any descriptions thereof in this Schedule 14D-9, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts, and may have been qualified by confidential disclosures. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC. Accordingly, investors should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. For the foregoing reasons, the representations, warranties, covenants or descriptions of those provisions should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that Parent, its affiliates and the Company publicly file.
Confidentiality Agreement
The Company and Parent entered into a non-disclosure agreement effective as of October 29, 2024 (the “Confidentiality Agreement”). As a condition to being furnished Evaluation Material (as defined in the Confidentiality Agreement), the Company and Parent agreed, subject to certain exceptions, that, for a period of five years from the date of the Confidentiality Agreement, they would keep such Evaluation Material confidential and use such information solely for the purpose of evaluating and potentially negotiating, structuring and executing a possible transaction involving Parent and the Company. The Confidentiality Agreement also contains a non-solicitation covenant, pursuant to which Parent agreed, for a period of two years from the date of the Confidentiality Agreement and subject to certain limited exceptions, not to, directly or indirectly, solicit or employ any employee of the Company. The Confidentiality Agreement contains standstill provisions with a term of two years that will automatically terminate before the expiration of such term in certain situations, including the entry by the Company into a definitive acquisition agreement with a third party pursuant to which such third party agrees to acquire 50% or more of the Shares or assets of the Company.
The foregoing summary and description of the material terms of the Confidentiality Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.
Form of Tender Agreement
On December 29, 2024, in connection with the entry into the Merger Agreement, the directors and certain executive officers of the Company (the “Supporting Stockholders”) entered into Tender Agreements with Purchaser (the “Tender Agreements”). Under the terms of the Tender Agreements, each Supporting Stockholder has agreed, among other things, to tender, pursuant to the Offer, such Supporting Stockholder’s Shares in the Offer and, subject to certain exceptions, not to transfer any of the Shares.
The foregoing summary and description of the material terms of the Tender Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the form of Tender Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.
Arrangements with Current Company Directors and Executive Officers
Overview
Certain directors and executive officers of the Company may have interests in the Transactions that may be different from, or in addition to, those of the Company’s stockholders generally. In considering the recommendations of the Board of Directors, including that you tender your Shares into the Offer, you should be aware of these interests. In reaching its decision to make such recommendations and to approve the Merger Agreement and the transactions contemplated thereby, the Board of Directors was aware of these interests and considered them, along with other matters described below in “Item 4. The Solicitation or Recommendation — Background of the Merger Agreement; Reasons for Recommendation.” As described in more detail below, these interests include:
•
Cancelation of unexercised Company Options at the Effective Time in exchange for the right to receive a lump-sum cash payment equal to the applicable Company Option Payment;

•
Cancelation of Company RSUs at the Effective Time in exchange for the right to receive a lump-sum cash payment equal to the applicable Company RSU Payment;

•
Eligibility of certain Company executive officers for payments and benefits under his or her employment agreement with the Company in connection with certain terminations of employment following the Effective Time or, to the extent more favorable but not in duplication of such payments and benefits, payments and benefits under the Company’s amended and restated change in control severance plan (the “Severance Plan”), as described in more detail in “— Employment Agreements” and “— Change in Control Severance Plan” below;
•
Eligibility to receive certain payments in connection with the Transactions, as described in more detail in “— Compensation Arrangements Entered into in Connection with the Transactions” below; and

•
Entitlement to the indemnification and exculpation benefits in favor of the Company’s directors and officers described in more detail in “— Indemnification and Exculpation of Directors and Officers” below.

Effect of the Offer and the Merger on the Company’s Outstanding Equity Securities
Treatment of Shares.   The Company’s directors and executive officers who tender the Shares they own pursuant to the Offer will be entitled to receive the same cash consideration for their Shares on the same terms and conditions as the Company’s other stockholders. If the Merger occurs, at the Effective Time, any Shares owned by the Company’s directors and executive officers that were not tendered into the Offer will be converted into the right to receive the same cash consideration for their Shares on the same terms and conditions as the Company’s other stockholders whose Shares are exchanged in the Merger.
Treatment of Company Options and Company RSUs.   Company Options and Company RSUs may not be tendered in the Offer.
The Merger Agreement provides that, immediately prior to the Effective Time, by virtue of, and as a condition to, the Merger and without any action on the part of any holder thereof:
•
Each Company Option that is then outstanding and unexercised, will, to the extent unvested or otherwise not exercisable, become fully vested and immediately exercisable. At the Effective Time, each Company Option that is then outstanding and unexercised will be terminated in exchange for the right to receive the Company Option Payment; and

•
Each Company RSU that is then outstanding but not then vested will become immediately vested in full. At the Effective Time, each Company RSU that is then outstanding will be terminated in exchange for the right to receive the Company RSU Payment.

Treatment of Company Pre-Funded Warrants.   The Merger Agreement provides that each Company Pre-Funded Warrant that is outstanding immediately prior to the Effective Time will be deemed exercised in full as a “cashless exercise” effective upon the Effective Time, in accordance with the terms of such Company Pre-Funded Warrant and the holder thereof will be entitled to receive the Company Pre-Funded Warrant Payment. As of January 7, 2025, none of the Company’s directors or executive officers held any Company Pre-Funded Warrants.
Equity Payments.   The table below sets forth the number of Shares, Company Options and Company RSUs expected to be held by each of the Company’s directors and executive officers as of February 6, 2025, as well as the amount of cash payments that such individuals would be entitled to receive in respect of each in connection with the Merger as described above. The table below assumes that (i) the Offer Price is $0.55 per Share; (ii) the Effective Time occurs on February 6, 2025; (iii) that each unexercised Company Option as of January 7, 2025, remains outstanding and unexercised as of the Effective Time; and (iv) that Company Options and Company RSUs continue to vest in the ordinary course (and, therefore, any Company Options and Company RSUs that are expected to vest on or prior to February 6, 2025, are counted as “vested” for purposes of the table below).
Name of Director or Executive Officer	Number of Shares	Cash Amount Payable in Respect of Shares ($)	Number of Company Options	Aggregate Company Option Payment ($)(1)	Number of Company RSUs	Aggregate Company RSU Payment ($)
Scott Braunstein, M.D.	119,131	65,522	2,019,942	—	179,536	98,745
Elan Ezickson	10,200	5,610	101,425	—	2,300	1,265
Seth H.Z. Fischer	10,626	5,844	125,400	—	2,300	1,265

Name of Director or Executive Officer	Number of Shares	Cash Amount Payable in Respect of Shares ($)	Number of Company Options	Aggregate Company Option Payment ($)(1)	Number of Company RSUs	Aggregate Company RSU Payment ($)
Marvin H. Johnson, Jr.	6,999	3,849	63,750	—	7,101	3,906
Timothy M. Mayleben	18,557	10,206	125,050	—	2,300	1,265
Christine Silverstein	9,398	5,169	63,750	—	4,702	2,586
Steven Pfanstiel	17,303	9,517	592,960	—	62,470	34,359
Joseph Hulihan, M.D.	17,155	9,435	656,218	—	55,570	30,564
Martha E. Manning	12,186	6,702	412,243	—	48,077	26,442
Christina Shafer	18,778	10,328	426,463	—	48,628	26,745

(1)
All options are out of the money and will not result in payment.

Employment Agreements
Terms and Conditions of Employment Agreements.   The Company has entered into employment agreements with each of its executive officers: Scott Braunstein, M.D. (President and Chief Executive Officer), Steven Pfanstiel (Chief Operating Officer, Chief Financial Officer & Treasurer), Joseph Hulihan, M.D. (Chief Medical Officer), Martha E. Manning (Senior Vice President, General Counsel & Corporate Secretary) and Christina Shafer (Chief Commercial Officer) (collectively, the “Executive Employment Agreements”). Pursuant to the Executive Employment Agreements, if an executive officer resigns for “good reason” or is terminated without “cause,” as each term is defined in the applicable Executive Employment Agreement, within three months before or within twelve months after a change in control of the Company, which includes the Transactions, he or she would be entitled to receive: (1) a lump sum severance payment in an amount equal to his or her base salary for a period of eighteen months; (2) (a) in the case of Dr. Braunstein, payment of a pro-rated target bonus for the year of his termination and (b) in the case of Mr. Pfanstiel, Dr. Hulihan, Ms. Manning and Ms. Shafer, a lump sum payment equal to his or her target bonus for one year plus the pro-rated target bonus for the year of his or her termination; and (3) payment or reimbursement of his or her medical insurance premiums at the same level as was in effect on the termination date for a period of eighteen months. In addition, in the case of Dr. Hulihan and Ms. Manning, upon a termination without “cause” or a resignation for “good reason” during the 12-month period following a “change in control,” unvested stock options and restricted stock awards that vest solely based upon the passage of time will become fully vested immediately prior to such cessation of service. All such payments and benefits are conditioned on the applicable executive officer executing a general release of claims in favor of the Company. The Executive Employment Agreements also contain restrictions relating to confidential information in perpetuity and the solicitation of employees of and competition with the Company for one year following an executive officer’s termination of employment (except that, in the case of Dr. Hulihan, certain of such non-solicitation and non-competition restrictions are only in effect for a period of six months after the termination of his employment).
The Executive Employment Agreements each also provide that if the excise tax imposed pursuant to Section 280G of the Internal Revenue Code of 1986 (the “Code”) would be applicable to the payments and benefits to be received by an executive officer, then such executive officer will be subject to a “best net” approach, under which he or she will receive either (i) the full amount of such payments and benefits or (ii) the greatest amount of such payments and benefits that will not result in the application of such excise tax, whichever would result in the greatest after-tax amount.
For purposes of the Executive Employment Agreements, “good reason” is generally defined to mean (i) in the case of Dr. Braunstein, Mr. Pfanstiel, Ms. Manning and Ms. Shafer, a reassignment of the executive officer to a location outside the greater Philadelphia area; (ii) any material failure by the Company to comply with any material term of the respective Executive Employment Agreement; (iii) the demotion of the executive officer to a lesser position or a substantial diminution of his or her authority, duties or responsibilities; or (iv) a material diminution in the executive officer’s base salary and benefits, except under limited circumstances, in each case, provided that the executive officer provides written notice of his or her intent to terminate with good reason and the Company fails to cure the circumstances constituting good reason within a specified time period.
For purposes of the Executive Employment Agreements, “cause” is generally defined to mean the executive officer’s (i) misuse of alcoholic beverages, controlled substances or other narcotics, which misuse has had or is reasonably likely to have a material adverse effect on the Company’s business or financial affairs or the Company’s reputation; (ii) failure to cooperate with the Company in any investigation or formal proceeding; (iii) the commission of, or a plea of guilty or nolo contendere with respect to, or conviction for, a felony (or any lesser included offense or crime in exchange for withdrawal of a felony indictment or charged crime that might result in a penalty of incarceration), a crime involving moral turpitude or any other offense that results in or could result in any prison sentence; (iv) adjudication as an incompetent; (v) any continued or repeated absence; or (vi) misappropriation of any funds or property. In addition, in the case of Mr. Pfanstiel, Dr. Hulihan, Ms. Manning and Ms. Shafer, “cause” also includes: (i) a breach of any material term of his or her Executive Employment Agreement; (ii) a violation in any material respect of any of the Company’s rules, regulations or policies; (iii) gross insubordination; or (iv) engaging in any conduct, action or behavior that, in the reasonable opinion of the Board of Directors, has had a material adverse effect on the Company’s reputation. In the case of Dr. Braunstein, “cause” also includes: (i) the intentional failure to perform any lawful duties assigned to him by the Board of Directors (after receiving advance written notice and the opportunity to cure); (ii) gross negligence or other misconduct materially injurious to the Company, monetarily or otherwise (including any act or omission of fraud, theft, dishonesty, embezzlement, falsification of records or moral turpitude); or (iii) willful violation of the Company’s by-laws, code of conduct or other Company policy that is materially detrimental to the Company’s best interest (after receiving advance written notice and the opportunity to cure).
Change in Control Severance Plan
Each of the Company’s executive officers is also eligible to receive severance under the Company’s Severance Plan to the extent such severance is more favorable than the severance provided under his or her Executive Employment Agreement as determined on a per-payment or per-benefit basis, as applicable, but he or she is not eligible to receive a severance payment or benefit under both the Severance Plan and his or her Executive Employment Agreement.
The Severance Plan provides for certain payments and benefits to a covered employee (i.e., any employee regularly scheduled to work at least 30 hours per week) whose employment with the Company ceases during the two-year period following a “change in control” (as defined in the Severance Plan) of the Company, which includes the Transactions, or during the 90-day period immediately preceding the change in control, due to (i) a termination without “cause” or (ii) a resignation for “good reason” (each as defined in the Severance Plan). In such circumstances each of the executive officers would receive: (A) a lump-sum payment equal to 18 months of his or her base salary, (B) a lump-sum payment equal to his or her prorated bonus target plus the annual target bonus and (C) a lump-sum payment equal to the aggregate dollar amount that we otherwise would have contributed toward his or her group health insurance coverage for 18 months; however, other than with respect to clause (B) for Dr. Braunstein, these benefits under the Severance Plan are not more favorable than the benefits under each executive officer’s Executive Employment Agreement described above. In addition pursuant to the terms of the Severance Plan, subject to certain limited exceptions, all unvested equity and equity-based awards for each covered employee whose employment with the Company ceases during the two-year period following a “change in control” due to a termination without “cause” or a resignation for “good reason” shall become fully vested immediately prior to such cessation of service; however, as described above under “— Effect of the Offer and the Merger on the Company’s Outstanding Equity Securities — Treatment of Company Options and Company RSUs,” pursuant to the Merger Agreement, all of the equity awards held by the executive officers will, as of the Effective Time, be canceled in exchange for the cash payments described above. A covered employee’s receipt of severance payments and benefits under the Severance Plan is subject to his or her execution and delivery of a general release of claims.
Aggregate Severance.   The table below summarizes the aggregate potential cash severance and the value of benefits that each executive officer could be entitled to receive from the Company if the applicable executive officer experienced a qualifying termination under his or her Executive Employment Agreement, or, to the extent more favorable but not in duplication of the payments and benefits under his or her Executive Employment Agreement, a qualifying termination under the Severance Plan (a “Qualifying Termination”) in connection with the Transactions. For purposes of calculating such aggregate potential severance payments and benefits, it has been assumed that the Effective Time occurs on February 6, 2025 and that each executive officer experiences a Qualifying Termination on that date. All amounts were determined based on the applicable executive officer’s base salary, target bonus amount and monthly health benefit premiums as in effect on January 7, 2025.
Aggregate Severance
Name of Executive Officer	Base Salary Component ($)	Annual Bonus Component ($)	Continued Benefits Component ($)	Aggregate Severance ($)
Scott Braunstein, M.D.	1,027,500	452,663	263	1,480,426
Steven Pfanstiel	747,300	246,916	60,002	1,054,218
Joseph Hulihan, M.D.	750,176	220,326	—	970,502
Martha E. Manning	683,550	200,758	42,535	926,843
Christina Shafer	710,325	208,621	60,002	978,948
Golden Parachute Compensation
In accordance with Item 402(t) of Regulation S-K, the table below shows the compensation that could become payable to each of the Company’s named executive officers and that is based on or otherwise relates to the Transactions. This compensation is referred to as “golden parachute” compensation by the applicable SEC rules.
The table below summarizes the potential severance, unvested equity award and other payments that each named executive officer could be entitled to receive from the Company if the Offer is consummated and, with respect to payments under the Executive Employment Agreements and the Severance Plan, the named executive officer incurs a Qualifying Termination at or following the Effective Time, as described above. For purposes of calculating such potential payments, we have generally assumed that (i) the Effective Time occurs on February 6, 2025 and each named executive officer experiences a Qualifying Termination on that date; (ii) all Company Options and Company RSUs held by such individual as of January 7, 2025 continue to vest in the ordinary course (and therefore any Company RSUs or Company Options that are expected to vest on or prior to February 6, 2025 are excluded from the table below); and (3) that the Offer Price is $0.55 per Share.
Name	Cash(1) ($)	Equity(2) ($)	Perquisites/ Benefits(3) ($)	Total(4) ($)
Scott Braunstein, M.D.	1,744,563	98,745	263	1,843,571
Steven Pfanstiel	1,083,892	34,359	60,002	1,178,253
Joseph Hulihan, M.D.	1,050,521	30,564	—	1,081,085

(1)
These amounts equal the (i) aggregate cash severance payments provided to the executive officers under the terms of the Executive Employment Agreements and the Severance Plan as set forth in the table above under the heading “Aggregate Severance” and (ii) the aggregate cash payments provided to the executive officers under the terms of the Executive Retention Cash Bonus Plan and the Transaction Bonus as set forth below under the heading “Compensation Arrangements Entered Into in Connection with the Transactions.” As described in more detail above under the heading “Employment Agreements” and “Change in Control Severance Plan,” the cash payments under the Executive Employment Agreements and Severance Plan are “double-trigger” benefits. The executive officers are eligible to receive severance under the Severance Plan only to the extent such severance is more favorable than the severance provided under his or her Executive Employment Agreement as determined on a per-payment or per-benefit basis, as applicable, but he or she is not eligible to receive a severance payment or benefit under both the Severance Plan and his or her Executive Employment Agreement.

(2)
Represents pre-tax amount payable with respect to unvested Company Options and Company RSUs held by each named executive officer. These amounts are “single-trigger” benefits.

(3)
These amounts represent the aggregate amount of the estimated health insurance premiums to be paid by the Company under the terms of the Executive Employment Agreements or the Severance Plan on behalf of the applicable named executive officer for the 18-month period following a Qualifying Termination, which is assumed to occur on February 6, 2025, based on the cost of the executive’s health insurance premiums as of January 7, 2025. As described in more detail above under the heading “Employment Agreements,” these benefits under the Executive Employment Agreements are “double-trigger” benefits.

(4)
In the event that the excise tax imposed pursuant to Section 280G of the Code would be applicable to the payments and benefits to be received by a named executive officer, he or she will be subject to a “best net” approach, under which he or she will receive either (a) the full amount of such payments and benefits or (b) the greatest amount of such payments and benefits that will not subject him to the application of the excise tax, whichever would result in the greatest after-tax amount.

The Company’s named executive officers are not entitled, as of the date of this Schedule 14D-9, to any additional compensation that is based on or otherwise relates to the Transactions, such as cash severance payments, pension and nonqualified deferred compensation benefit enhancements, perquisites and other personal benefits, health care and welfare benefits, and tax reimbursements; provided, however, that Dr. Braunstein has received a bonus in connection with the closing of the transactions contemplated by the Merger Agreement, as described below under “— Compensation Arrangements Entered Into in Connection with the Transactions — Transaction Bonus.”
Section 16 Matters
Pursuant to the Merger Agreement, the Company and the Board of Directors have agreed to take such steps as may be reasonably necessary or advisable to cause any dispositions or cancellations of Company equity securities (including derivative securities) by any individual who is a director or officer of the Company subject to Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to be exempt under Rule 16b-3 promulgated under the Exchange Act.
Rule 14d-10(d) Matters
Pursuant to the Merger Agreement, prior to the Offer Acceptance Time and to the extent permitted by applicable law, the Company and the Compensation Committee of the Board of Directors have agreed to (a) approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between the Company, on the one hand, and any of the officers, directors or employees of the Company, on the other hand, that is effective as of the date of the Merger Agreement (or is entered into after the date of this Merger Agreement and prior to the Offer Acceptance Time) pursuant to which compensation or severance is paid or benefits are granted to such officer, director or employee, and (b) take all other action that such committee (or the Board of Directors) deems reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act with respect to each such agreement, arrangement or understanding.
Continuing Employee Benefits
Pursuant to the Merger Agreement, Parent has agreed that, for a period of at least one year following the Effective Time, it will provide, or cause to be provided, to each individual who is employed by the Company or Marinus Pharmaceuticals Emerald Limited (the “Company Subsidiary”) as of immediately prior to the Effective Time and who continues to be employed by the Surviving Corporation (or any affiliate thereof) immediately after the Effective Time (each, a “Continuing Employee”) (i) an annual base salary (or hourly base wage, as the case may be) and short-term cash incentive compensation opportunities that are each the same as the annual base salary (or hourly base wage, as the case may be) and short-term cash incentive opportunities provided to such Continuing Employee by the Company and the Company Subsidiary immediately prior to the Effective Time, (ii) severance payments and benefits that are no less favorable than the severance payments and benefits for which such Continuing Employee would have been eligible from the Company and the Company Subsidiary as of immediately prior to the Effective Time, and (iii) other compensation and employee benefits (excluding equity, equity-based or other incentive compensation, defined benefit pension, nonqualified deferred compensation, retiree health and welfare benefits, and retention, change in control, sale, transaction or other similar compensation) that, in all material respects, are no less favorable, in the aggregate, than those provided to such Continuing Employee by the Company and the Company Subsidiary immediately prior to the Effective Time. Parent has further agreed under the Merger Agreement that each Continuing Employee will continue to be eligible to participate in the Surviving Corporation’s health and welfare benefits as of the Effective Time, to the same extent such Continuing Employee was eligible to participate under the Company’s health and welfare plans immediately prior to the Effective Time.
In addition, Parent has agreed to recognize years of service with the Company or the Company Subsidiary or their respective predecessors under Parent’s or the Surviving Corporation’s (or any of their respective affiliates’) benefit or compensation plans, policies or arrangements (including any vacation, sick leave, paid time-off or severance plan, policy or arrangement, though excluding any defined benefit pension, nonqualified deferred compensation, incentive compensation, retiree health or welfare benefits). With respect to any health or welfare benefit plan of Parent or the Surviving Corporation (or any of their respective affiliates) in which any Continuing Employee is eligible to participate as soon as reasonably practicable after the Effective Time, Parent has agree to, and has agreed to use commercially reasonable efforts to cause the Surviving Corporation (and any other applicable affiliate of Parent or the Surviving Corporation) to, (i) waive all limitations as to preexisting conditions, and all exclusions, waiting periods, actively-at-work requirements and evidence of insurability requirements, that would otherwise be applicable to such Continuing Employee and such Continuing Employee’s eligible dependents and beneficiaries, to the extent such limitations, exclusions, waiting periods or requirements were waived, satisfied or did not apply to such Continuing Employee or such Continuing Employee’s eligible dependents or beneficiaries under the corresponding Company employee benefit plan, and (ii) for purposes of deductibles, co-payments, co-insurance and out-of-pocket maximums and allowances, credit Continuing Employee (and such Continuing Employee’s eligible dependents and beneficiaries) for any amounts paid prior to the Effective Time to the same extent that such amounts paid were recognized under the corresponding Company employee benefit plan.
The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.
Compensation Arrangements Entered Into in Connection with the Transactions
Executive Retention Cash Bonus Plan.   In connection with the Transactions, the Board of Directors adopted an Executive Retention Cash Bonus Plan (the “Retention Plan”). Pursuant to the terms of the Retention Plan, the Company’s executive officers, among others, are eligible to receive a retention bonus payment equal to 40% of the target annual cash bonus level for each participant for 2024. Awards under the Retention Plan were subject to the applicable recipient’s continued service through the signing of the Merger Agreement. Awards under the Retention Plan were allocated in the discretion of the Compensation Committee of the Board of Directors. As of the date of this Schedule 14D-9, Dr. Braunstein ($164,400), Mr. Pfanstiel ($89,676), Dr. Hulihan ($80,019), Ms. Manning ($72,912) and Ms. Shafer ($75,768) have received or been designated to receive an award under the Retention Plan in the amount indicated in the corresponding parentheticals.
Transaction Bonus.   On December 29, 2024, in connection with the entry into the Merger Agreement, the Board of Directors approved a special one-time cash bonus in the amount of $100,000 for the Company’s Chief Executive Officer, Dr. Braunstein, payable and contingent upon the closing of the Merger.
Director and Executive Officer Arrangements Following the Merger.   While, as of the date of this Schedule 14D-9, none of the Company’s directors or executive officers has entered into any agreements or arrangements with Parent regarding continued service with Parent after the Effective Time, it is possible that Parent may enter into employment or other arrangements with the Company’s directors and executive officers in the future.

Indemnification and Exculpation of Directors and Officers
Under Section 145 of the DGCL, the Company has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended.
The Merger Agreement provides that, for a period of six years after the Effective Time, all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (whether asserted or claimed prior to, at or after the Effective Time) existing as of the date of the Merger Agreement in favor of any (i) individual who is as of the date of the Merger Agreement, or becomes prior to the Effective Time, a director or officer of the Company or the Company Subsidiary, (ii) individual who has been, at any time prior to the date of the Merger Agreement, a director or officer of the Company or the Company Subsidiary, (iii) individual who is as of the date of the Merger Agreement, or commences at any time prior to the Effective Time, serving at the request of the Company or the Company Subsidiary as a director, officer or trustee of another entity (including service with respect to an employee benefit plan), and (iv) individual who has, at any time prior to the date of the Merger Agreement, served at the request of the Company or the Company Subsidiary as a director, officer or trustee of another entity (including service with respect to an employee benefit plan) (each an “Indemnified Person”) as provided in the certificate of incorporation, bylaws or other charter or organizational documents of the Company or the Company Subsidiary or in any indemnification agreement (as in effect on the date of the Merger Agreement and which has previously been made available to Parent) between such Indemnified Person and the Company (x) will survive the acceptance of Shares for payment pursuant to the Offer and the consummation of the Merger, (y) will continue in full force and effect in accordance with their terms after the Effective Time, and (z) may not be amended, terminated, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Person to indemnification, advancement of expenses and exculpation from liabilities. Parent has agreed to cause each of the Company and the Company Subsidiary to honor and perform the foregoing obligations.
Without limiting the above, from and after the Effective Time, Parent and the Surviving Corporation will, to the fullest extent permitted by applicable law, indemnify and hold harmless each Indemnified Person against all losses, claims, damages, judgments, fines, amounts paid in settlement, costs and expenses (including fees and expenses of legal counsel) incurred in connection with any actual or threatened claim or legal proceeding (including with respect to Merger Agreement or the transactions or actions contemplated thereby or other matters existing or occurring at or prior to the Effective Time) based on, arising out of or pertaining to, in whole or in part, (i) the fact that the Indemnified Person is or was a director or officer of the Company or the Company Subsidiary or is or was serving at the request of the Company or the Company Subsidiary as a director, officer or trustee of another entity (including service with respect to an employee benefit plan), (ii) acts or omissions by the Indemnified Person in the Indemnified Person’s capacity as a director or officer of the Company or the Company Subsidiary, (iii) acts or omissions by the Indemnified Person in the Indemnified Person’s capacity as a director, officer or trustee of another entity (including service with respect to an employee benefit plan) while serving in such capacity at the request of the Company or the Company Subsidiary, or (iv) acts or omissions by the Indemnified Person taken at the request of the Company or the Company Subsidiary (including in connection with serving at the request of the Company or the Company Subsidiary as a director, officer or trustee of another entity (including service with respect to an employee benefit plan)), in each case of the foregoing clauses (i), (ii), (iii) and (iv), whether asserted, commenced or claimed prior to, at or after the Effective Time.
In addition, the Merger Agreement requires Parent and the Surviving Corporation to maintain the Company’s current directors’ and officers’ insurance policies (or obtain substitute insurance of at least the same coverage and amounts containing terms that are no less favorable to the indemnified parties than those existing on the date of the Merger Agreement) for six years following the Effective Time. However, Parent will not be required to pay premiums which on an annual basis exceed 350% of the aggregate annual premium paid by the Company or the Company Subsidiary as of the date of the Merger Agreement.
Other Arrangements
To the knowledge of the Company, except for certain agreements or arrangements described in this Schedule 14D-9 between the Company and its executive officers and directors, no material employment,

equity contribution or other agreement, arrangement or understanding between any executive officer or director of the Company, on the one hand, and Parent, Purchaser or the Company, on the other hand, exists as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding.
ITEM 4.   THE SOLICITATION OR RECOMMENDATION
Solicitation or Recommendation
At a meeting held on December 29, 2024, after careful discussion and consideration, the Board of Directors unanimously (i) approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger; (ii) determined that the terms of the Merger Agreement and the Offer and the Merger were fair to and in the best interests of the Company and its stockholders; (iii) determined that the Merger will be effected as soon as practicable following satisfaction of all conditions set forth in the Merger Agreement without a vote of the stockholders pursuant to Section 251(h) of the DGCL; and (iv) recommended that the stockholders of the Company accept the Offer and tender their Shares in response to the Offer.
Background of the Merger Agreement; Reasons for Recommendation
Background of the Merger Agreement
The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among the Board of Directors or the representatives of the Company and other parties.
The Board of Directors, together with the Company’s management and with the assistance of the Company’s outside advisors, periodically reviews the Company’s future growth prospects and long-term plans and considers various strategic and other opportunities available to the Company, including in light of the regulatory and clinical status of ganaxolone in refractory status epilepticus (“RSE”) and tuberous sclerosis complex (“TSC”) and competitive dynamics and industry trends, as well as the Company’s need for funding for the development of ganaxolone. As part of these reviews, the Board of Directors has periodically considered a variety of potential strategic alternatives in an effort to enhance value for the Company’s stockholders.
The Company’s senior management, in consultation with members of the Board of Directors, has also from time to time, met or otherwise communicated informally with industry participants regarding strategic transactions, including business combinations, collaboration and licensing arrangements, and joint ventures.
On April 12, 2024, the independent Data Monitoring Committee (“DMC”) conducting the interim analysis of the Phase 3 RAISE trial evaluating intravenous ganaxolone for the treatment of RSE informed Alex Aimetti, Ph.D., the Company’s Chief Scientific Officer, that the RAISE trial may continue without modification.
On April 13, 2024, the Board of Directors held a meeting via videoconference at which members of Company management were present. During the meeting, Scott Braunstein, M.D., the Company’s President, Chief Executive Officer and Chairman of the Board of Directors, updated the Board of Directors on the DMC’s interim analysis review of the RAISE trial. Dr. Braunstein informed the Board of Directors that the RAISE trial did not meet the early stopping criteria. The Board of Directors engaged in a discussion of the interim analysis review and the next steps in the RAISE trial. Dr. Braunstein then informed the Board of Directors of cost-saving measures being undertaken by the Company to extend the Company’s available cash beyond the fourth quarter of 2024, including making changes in the Company’s programs and a reduction in force. The Board of Directors engaged in a discussion of the cost-saving measures and the communication plan with respect to the RAISE trial interim analysis review.
On April 15, 2024, the Company publicly announced that the Phase 3 RAISE trial did not meet the criteria for stopping at the interim analysis, but that the Company had completed enrollment of approximately

100 patients and expected to announce topline results for the Phase 3 RAISE trial in the summer of 2024, and that the Company was evaluating potential cost-saving strategies.
On June 17, 2024, the Company announced the topline results from the Phase 3 RAISE trial, noting that the RAISE trial met its first co-primary endpoint but it did not achieve statistical significance on the second co-primary endpoint.
On June 18, 2024, the Board of Directors held a meeting in person and via videoconference at which members of Company management and a representative from the Company’s legal counsel, Hogan Lovells US LLP (“Hogan Lovells”) were present. During this meeting, Joseph Hulihan, M.D., the Company’s Chief Medical Officer, provided the Board of Directors with an overview of the Company’s oral clinical program. Dr. Hulihan informed the Board of Directors that the Phase 3 TrustTSC trial of oral ganaxolone for the treatment of seizures associated with TSC was fully enrolled. At this same meeting, Steven Pfanstiel, the Company’s Chief Financial Officer and Chief Operating Officer, provided the Board of Directors with the Company’s cash runway projections, inclusive of the cost reduction activities implemented earlier in the year following the Phase 3 RAISE interim analysis review, and potential future financing plans to further extend the Company’s cash runway. The Board of Directors then discussed the key milestones and timeline for the TrustTSC trial and future financing considerations.
On October 2, 2024, the Board of Directors held a meeting via videoconference at which members of Company management and representatives from Hogan Lovells and the Company’s financial advisor, Barclays Capital Inc. (“Barclays”), were present. During the meeting, members of Company management provided the Board of Directors with an update on the status of the TrustTSC clinical trial, the Company’s plans for interaction with the FDA with respect to the Phase 3 RAISE clinical trial results, and the Company’s cash runway and future financing plans based on both a positive and a negative outcome of the TrustTSC clinical trial. Following this update, representatives from Barclays provided the Board of Directors with an overview of the equity capital markets and commercial stage pharmaceutical company transactions, including recent merger and acquisition transactions. The Barclays representatives then reviewed with the Board of Directors the Company’s stock performance as compared to peers and provided the Board of Directors with an overview of analyst perspectives on the Company. Finally, the Barclays representatives provided a preliminary financial analysis of the Company, including reviewing the Company’s management’s preliminary cash and revenue projections for the treatment of Cyclin-dependent Kinase-like 5 (CDKL5) Deficiency Disorder and TSC. The Board of Directors then engaged in a discussion regarding the Barclays presentation after which the Barclays representatives left the meeting. The Board of Directors then authorized the engagement of Barclays as the Company’s financial advisor.
On October 3, 2024, the Company entered into an engagement letter with Barclays.
On October 4, 2024, Barclays delivered its preliminary relationship disclosure with respect to the Company and other potential counterparties, generally, for a strategic transaction, which was provided to Company management.
On October 22, 2024, the Company received the results from the Phase 3 TrustTSC clinical trial. The results indicated that the trial did not meet the primary endpoint of percent change in 28-day TSC-associated seizure frequency.
On October 23, 2024, the Board of Directors held a meeting via videoconference at which members of Company management and a representative of Hogan Lovells were present. During the meeting, members of Company management reviewed with the Board of Directors the top-line data from the Phase 3 TrustTSC clinical trial. Following discussion of the data, Dr. Braunstein presented to the Board of Directors the additional cost-saving measures planned, including a reduction in force and the discontinuing of the clinical development of ganaxolone. Dr. Braunstein reported that the Company would continue to support the ongoing Ztalmy® commercial business. Mr. Pfanstiel then discussed with the Board of Directors the review to be undertaken by management of the Company, with the assistance of Barclays, regarding strategic alternatives for the Company, as Company management believed that due to the recent results in the RAISE and TrustTSC trials in 2024, the Company did not have a path forward to finance its operations. The Board of Directors then engaged in a discussion regarding the potential strategic alternatives process and, following discussion, authorized Barclays to commence a strategic alternatives process, which could include the sale of the Company. Dr. Braunstein then reviewed with the Board of Directors the Company’s communication plan with respect to the top-line data from the TrustTSC trial and the commencement of a process to explore strategic alternatives.
On October 24, 2024, the Company publicly announced that the Phase 3 TrustTSC trial did not meet the primary endpoint of percent change in 28-day TSC-associated seizure frequency, and that, as a result of the TrustTSC outcome, the Company was discontinuing further ganaxolone clinical development, was taking additional steps to reduce costs, including a reduction in its workforce, and had commenced a process to explore strategic alternatives to maximize value for its stockholders.
At the direction of the Board of Directors, beginning on October 25, 2024, over the following days Barclays contacted or was contacted by more than 77 potential counterparties, which, in the collective opinion of the Board of Directors, Company management and Barclays, were logical potential transaction partners for the Company. At the direction of the Company, Barclays informed the potential counterparties that the Company and the Board of Directors had a preference for an acquisition of the entire Company but was open to an acquisition of specific assets, provided that any asset-based proposal would have to be at a valuation level that, at a minimum, was greater than the Company’s debt obligations.
In total, 44 of the parties contacted in the process expressed initial interest in considering a potential transaction involving the Company and, under the terms of executed confidentiality agreements, approximately 27 of the parties received access to additional business and financial information of the Company. Each of the confidentiality agreements contained a standstill provision that falls away upon the Company entering into a definitive agreement for an acquisition of the Company.
On November 4, 2024, the Board of Directors held a meeting via videoconference at which members of Company management and representatives of Hogan Lovells and Barclays were present. Representatives of Hogan Lovells provided the Board of Directors with a presentation on stockholder rights plans and discussed with the Board of Directors the potential threat of an accumulation of stock given the Company’s depressed stock price and extraordinary volume following the Company’s announcement of the Phase 3 TrustTSC data and the Company’s strategic alternatives review. Following this discussion, Dr. Braunstein discussed the Company’s recent reduction in force and noted that it would be reasonable for the Board of Directors to reduce its size based on the Company’s future plans.
Beginning in early November 2024, Company management conducted management presentations for a total of 25 of the interested parties.
On November 14, 2024, the Board of Directors held a meeting via videoconference at which members of Company management and representatives of Hogan Lovells were present. Dr. Braunstein provided the Board of Directors with an update on the strategic alternatives process being coordinated by Barclays. Following discussion of the process, Mr. Pfanstiel reviewed with the Board of Directors the Company’s cash runway projections. A representative of Hogan Lovells then discussed with the Board of Directors the fiduciary duties of the directors, including when a company is solvent, in the zone of insolvency or insolvent and other legal matters in connection with the Board of Directors’ evaluation of a strategic transaction. The Hogan Lovells representative then discussed the ongoing strategic alternatives process and potential scenarios in connection with a sale transaction, including if the sale price in an asset sale was sufficient to clear all of the Company’s liabilities and other scenarios where the sale price was not sufficient to clear such liabilities. The Hogan Lovells representative then discussed with the Board of Directors a sales process through a Chapter 11 bankruptcy and reviewed other potential liquidation alternatives for the Company, including a Chapter 7 bankruptcy, an assignment for the benefit of creditors under state law and a dissolution of the Company under state law. Following this presentation, the Board of Directors engaged in extensive discussion of an asset sale transaction, including the risks associated with an asset sale.
Also on November 14, 2024, each of Charles Austin, Saraswathy V. Nochur, Ph.D. and Sarah Noonberg, M.D., Ph.D., resigned from the Board of Directors effective immediately. Mr. Austin’s, Dr. Nochur’s and Dr. Noonberg’s resignations were not due to any disagreement with the Company on any matter relating to its operations, policies or practices. Rather, Mr. Austin, Dr. Nochur and Dr. Noonberg decided to resign from the Board of Directors because their expertise was in the clinical and regulatory development and manufacturing of pharmaceutical products and the Board of Directors’ focus had shifted to the strategic transaction process. Following the resignations, the Board of Directors decreased the authorized number of directors of the Company from nine directors to six directors.
Between November 18, 2024 and December 4, 2024, the Company received preliminary, non-binding indications of interest from 10 parties, including Parent. A high-level summary of the key terms of each proposals is as follows:
•
Parent: an asset transaction valued at $140 million;

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Company A: an asset transaction valued at $125 million;

•
Company B: an asset transaction valued at $135 million plus a contingent payment of an unspecified amount upon transfer of European rights to Company B subject to due diligence;

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Company C: an asset transaction valued at between $75 million and $100 million;

•
Company D: an asset transaction with a $50 million upfront payment and a $90 million payment if certain milestones were met;

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Company F: a transaction for the whole Company at an equity value of $15 million;

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Company G: an asset transaction with an $80 million upfront payment and $20 million in contingent payments;

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Company H: an asset transaction with an upfront payment of between $60 million and $70 million and $30 million in contingent payments;

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Company I: a verbal proposal for an asset transaction valued at between $50 million and $75 million; and

•
Company J: an asset transaction valued at $65 million.

On November 25, 2024, the Board of Directors held a meeting via videoconference at which members of Company management and representatives of Hogan Lovells and Barclays were present. A representative of Barclays provided an update to the Board of Directors on the strategic process, including the scope of Barclays’ outreach to potential counterparties and the number of management presentations. The Barclays representative then reviewed with the Board of Directors the terms of the indications of interest that had been received to date, noting that additional proposals may be received. Following the presentation, the Board of Directors discussed with the Barclays representative the terms of the potential transactions and the timing and differences with respect to an asset sale versus a sale of the entire Company. Following this discussion, representatives of Hogan Lovells discussed with the members of the Board of Directors their fiduciary duties and other legal matters in connection with the Board of Directors’ evaluation of a strategic transaction. Following this discussion, Mr. Pfanstiel reviewed with the Board of Directors certain unaudited prospective financial information regarding the Company’s operations for calendar years 2024 through 2037 that Company management prepared for presentation to potential counterparties (the “Company Projections”). The Board of Directors then engaged in a discussion of the Company Projections and authorized the use of the Company Projections in connection with Barclays’ preparation of any potential fairness opinion to be delivered by Barclays as well as their use by potential counterparties (for a discussion of the Company Projections, please see “— Certain Unaudited Prospective Financial Information” below). The Board of Directors also discussed and agreed on its strong preference for a transaction structured as a sale of the entire Company given the Company’s liquidity position and the risks associated with an asset sale.
Representatives of Barclays provided Company management with additional indications of interest described herein that were received after the November 25, 2024 meeting of the Board of Directors and Company management discussed with members of the Board of Directors the terms of the indications of interest.
During the period from November 25, 2024 to the morning of December 24, 2024, following receipt of the initial indications of interest and at the direction of the Company, representatives of Barclays communicated with representatives of each of the bidders with respect to the process and their proposals and informed the bidders that final proposals would be due on December 23, 2024. Representatives from Barclays provided feedback from the Company on each bidder’s proposal to inform each bidder of the Board of Directors’ strong preference for the sale of the entire Company, while noting that an asset transaction would not be ruled out. During this period, members of Company management participated in diligence calls with the bidders and their respective representatives.
Between November 26, 2024 and December 6, 2024, at the direction of Company management, representatives of Barclays informed Company D, Company G, Company H, Company I and Company J that they would not be advancing to the final round of the process due to deficiencies in the proposed offer prices in their initial indications of interest.
On December 3, 2024, Parent’s financial advisor informed Barclays that Parent was leaning towards a transaction to acquire the entire Company, but had not made a decision either way. Parent’s financial advisor also indicated the strategic importance of the transaction and that Parent was spending considerable resources to evaluate the opportunity.
Between December 6, 2024 and December 8, 2024, representatives of Company D and representatives of Company G indicated to representatives of Barclays that they continued to evaluate a potential transaction with the Company and wanted to submit revised non-binding proposals. On December 7, 2024, Company D submitted a revised proposal for an asset transaction with a $110 million upfront payment and a $60 million payment if certain milestones were met and, on December 9, 2024, Company G submitted a revised proposal for an asset transaction contemplating an upfront payment of $115 million. Company management discussed with members of the Board of Directors the terms of each of Company D’s and Company G’s proposals.
Following receipt of these revised proposals, Company management directed representatives of Barclays to inform Company D and Company G that they would be allowed to continue in the process. Representatives of Barclays indicated to each party that while they would be allowed to continue in the process, their respective proposals were below the value of the other non-binding proposals that the Company had received.
Between December 7, 2024 and December 15, 2024, at the direction of the Company, Barclays provided each of the remaining bidders with the auction draft of the merger agreement that had been prepared by Hogan Lovells and on December 15, 2024, at the direction of the Company, Barclays provided each of the bidders with the auction draft asset purchase agreement prepared by Hogan Lovells.
On December 9, 2024, representatives of Gibson, Dunn & Crutcher LLP (“Gibson Dunn”), legal counsel to Parent, informed representatives of Hogan Lovells that Parent was interested in a transaction to acquire the entire Company and that Parent would prioritize reviewing the merger agreement over any asset purchase agreement draft that they would be receiving.
On December 13, 2024, Company E submitted its initial proposal to acquire the entire Company for an implied enterprise value of $145 million. Company management directed representatives of Barclays to inform Company E that they would be allowed to enter the process; however, given the Company expected to received final round proposals on December 23, 2024, Company E would need to accelerate its efforts if it wished to acquire the Company. Representatives of Company E committed to conducting diligence on an accelerated basis and indicated Company E would endeavor to submit a final round proposal by December 23, 2024.
On December 18, 2024, Gibson, Dunn & Crutcher LLP (“Gibson Dunn”), legal counsel to Parent delivered to Hogan Lovells a revised draft of the merger agreement and requested feedback from the Company. Other than Parent, none of the potential counterparties engaged in negotiations with respect to the definitive transaction documents prior to the December 23, 2024 deadline for final proposals.
On December 20, 2024, representatives of Gibson Dunn met telephonically with representatives of Hogan Lovells to discuss Parent’s draft of the merger agreement, which, among other things, provided that the acquisition of the Company would be pursuant to a tender offer process followed by a merger pursuant to Section 251(h) of the DGCL. During this meeting Hogan Lovells noted that in addition to deal economics, both closing certainty and speed to execution were important to the Company. In particular, certain revisions to the tender offer conditions and the deletion of the requirement to close the transaction within a specified period of time following the offer acceptance time were viewed negatively by the Company because they impacted closing certainty. Hogan Lovells also conveyed that the Company required a termination right in the event Parent failed to commence the tender offer as provided in the merger agreement and would not agree to the payment of Parent’s expenses by the Company under certain termination scenarios. Finally, Hogan Lovells conveyed that the no solicitation provision in the merger agreement should be sufficiently flexible to enable the Board of Directors to satisfy its fiduciary duties with respect to alternative transactions in a timely manner.
On December 22, 2024, Gibson Dunn delivered to Hogan Lovells a revised draft of the merger agreement that incorporated the feedback provided on December 20, 2024. The revised draft, among other changes, removed certain revisions to the tender offer conditions in Parent’s prior draft, removed certain conditions in the no solicitation provision that the Company viewed as burdensome, reinserted the requirement to close the transaction within a specified period of time following the offer acceptance time, provided for a termination right of the Company in the event Parent failed to commence the tender offer as provided in the merger agreement and removed the requirement that the Company pay Parent’s expenses under certain termination scenarios. The revised draft merger agreement, among other changes, retained Parent’s termination right in the event of a breach of the Company’s no solicitation covenant and deleted the ability of the Company to recover damages for lost stockholder premium in the event of a claim following termination of the merger agreement.
On December 23, 2024, at the direction of the Company, representatives of Barclays met telephonically with representatives of Parent to discuss Parent’s draft merger agreement based on guidance from the Company and its legal counsel. During this meeting Barclays noted that value and closing certainty were important elements of any proposal the Company receives and the Company had concerns around the closing certainty in the draft merger agreement provided by Gibson Dunn on December 22, 2024, including with respect to certain of the terms of the tender offer and the bring-down standard for representations and warranties in the tender offer conditions, both of which the Company viewed as negatively impacting closing certainty for the Company.
Also on December 23, 2024, representatives of Hogan Lovells met telephonically with representatives of Gibson Dunn to discuss Parent’s draft of the merger agreement. During this meeting Hogan Lovells noted that in addition to deal economics, closing certainty continued to be a focus for the Company and as a result the bring-down standards for certain of the Company’s representations should be reduced in the related tender offer condition, Parent should be required to extend the Offer for a minimum number of days if requested by the Company in certain circumstances and the Company should be entitled to recover lost stockholder premia in the event of certain damages claims following termination of the merger agreement. Hogan Lovells also noted that Parent’s expanded termination rights in the event of a material breach of the no solicitation covenant were viewed unfavorably by the Company.
Later on December 23, 2024, Gibson Dunn delivered to Hogan Lovells a further revised draft of the merger agreement to be submitted with Parent’s final proposal. The revised draft, among other changes, limited Parent’s ability to change the terms of the tender offer, required Parent to agree to a minimum extension of the tender offer if requested by the Company in certain circumstances, reverted to the Company’s preferred language on director and officer indemnification and reflected certain other changes to address the Company’s preferred terms regarding closing certainty.
Between December 21, 2024 and December 23, 2024, Barclays received final proposals from six of the remaining bidders, including Parent. A high-level summary of the terms of each final proposal is as follows:
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Parent: an acquisition of the entire Company at a per share price of $0.50 per Share, which represented a transaction value of approximately $147 million, a revised draft of the merger agreement incorporating further changes following the discussions amongst the parties on December 23, 2024 and also including a request for exclusivity to negotiate the transaction;

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Company A: an asset transaction valued at $150 million, which after factoring in potential transaction costs and other payments due in an asset transaction would imply a residual value of $0.40 per Share;

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Company B: an asset transaction valued at $135 million, which after factoring in potential transaction costs and other payments due in an asset transaction would imply a residual value of $0.17 per Share;

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Company C: an asset transaction valued at $115 million, which after factoring in potential transaction costs and other payments due in an asset transaction would imply a residual value of negative $0.14 per Share;

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Company D: a verbal offer of $0.17-0.20 per Share for a transaction to acquire the entire Company or an asset transaction valued at $125 million; and

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Company E: a transaction for the whole Company at an equity value of $20 million, or approximately $0.34 per Share. Company E also indicated it would need until January 15, 2025 to complete its confirmatory diligence and negotiate definitive documentation for the transaction.

Neither Company F nor Company G submitted a final proposal and each informed Barclays that it was not moving forward in the process.
Following receipt of the final proposals, on December 23, 2024 and December 24, 2024, representatives of Barclays met telephonically with representatives of Company E to clarify certain terms of Company E’s proposal, including whether Company E would be able to increase its prosed acquisition price above the $0.34 per share implied by its proposal. Representatives of Company E informed Barclays that the only upward revision in Company E’s proposal would be the result of a reduction in potential transaction expenses to be incurred by Company E in connection with the transaction and would likely be de minimis. Representatives of Company E also reiterated that while Company E had completed its business diligence review of the Company, Company E would need until January 15, 2025 to complete its confirmatory diligence review and to negotiate the definitive transaction agreements.
On December 24, 2024, representatives from Barclays spoke to Company A’s financial advisor to ascertain whether Company A had considered an acquisition of the entire Company given the Company’s preference for that type of transaction. Company A’s financial advisor indicated that the acquisition of the entire Company was discussed thoroughly, but Company A’s preference was for an asset transaction.
On December 24, 2024, the Board of Directors held a meeting via videoconference at which members of management and representatives of Hogan Lovells and Barclays were present. A representative of Barclays provided the Board of Directors with an overview of the strategic process and updated the Board of Directors on the terms of the final proposals received, including Parent’s proposal and request for exclusivity. A representative from Hogan Lovells reviewed the timing for signing a definitive agreement and closing a transaction with Parent. Following discussion of the various proposals, the Board of Directors approved the Company’s entry into exclusive negotiations with Parent and authorized management to negotiate an exclusivity agreement with Parent with an exclusivity period through December 30, 2024, subject to Parent’s agreement to increase the per share offer from $0.50 per Share to $0.55 per Share, agree to an additional bonus pool of $1.275 million for employees and agree to key terms in the merger agreement related to closing certainty.
On December 24, 2024, at the direction of the Board, representatives of Barclays met telephonically with representatives of Parent to discuss Parent’s proposal and request for exclusivity. During this meeting representatives of Barclays informed representatives of Parent that in order for the Company to grant Parent exclusivity to negotiate the transaction, Parent needed to agree to (i) an increased offer proposal of $0.55 per Share, (ii) the terms of the merger agreement that would be provided by Hogan Lovells and (iii) the establishment by the Company of an additional bonus pool of $1.275 million for employees.
On December 24, 2024, Hogan Lovells sent Gibson Dunn a revised draft of the merger agreement, which among other changes, revised certain representations of the Company, revised certain terms of the no solicitation covenant, extended the end date for the transaction by thirty days, provided that lost stockholder premia may be recovered in the event of certain damages claims by the Company following termination of the merger agreement provided that in circumstances where a termination fee is payable by the Company such termination fee is Parent’s sole and exclusive remedy and revised certain of the tender offer conditions to increase closing certainty.
Later on December 24, 2024, representatives of Parent informed representatives of Barclays that Parent was prepared to accept the terms proposed by the Company in exchange for exclusivity provided that the Company agree to a termination fee equal to 4% of the equity value of the Company and to include an additional covenant in the merger agreement requiring the Company to use its reasonable best efforts to maintain the Company’s intellectual property rights and prepare for and cooperate with the FDA or other applicable governmental authority in connection with any meetings with such entities. Later on December 24, 2024, members of Company management negotiated and executed an exclusivity agreement with Parent that provided for an exclusivity period through December 30, 2024.
Between December 26, 2024 and December 29, 2024, Parent and its representatives completed Parent’s confirmatory due diligence review of the Company. In addition, Hogan Lovells and Gibson Dunn negotiated and finalized the terms of the merger agreement and of the form of the tender agreement.
On December 29, 2024, the Board of Directors held a meeting via videoconference at which members of management and representatives of Barclays and Hogan Lovells were present. A representative of Hogan Lovells reviewed the directors’ fiduciary duties and other legal matters in connection with the Board of Directors’ consideration of the proposed Merger Agreement. The representative of Hogan Lovells reviewed with the Board of Directors the final terms of the proposed Merger Agreement and the related Tender Agreements. A representative of Barclays then delivered Barclays’ relationship disclosure letter, which described Barclays’ prior relationships with respect to KKR & Co., Inc. (“KKR”), a global investment firm and a significant shareholder of Parent. Following discussion, the Board of Directors determined that Barclays’ relationships with KKR would not interfere with Barclays’ ability to provide financial advisory services to the Company in connection with the transaction. A representative of Barclays then presented and discussed with the Board of Directors the financial analysis performed by Barclays. The Barclays representative informed the Board of Directors that Barclays was prepared to render its opinion as to the fairness of the merger consideration to be received by the Company’s stockholders under the Merger Agreement. The Barclays representative then presented the Board of Directors with Barclays’ financial analysis of the transaction, which presentation included a discussion of the Company Projections previously approved by the Board of Directors and provided to Barclays by Company management, certain unaudited prospective financial information regarding the Company’s operations for calendar years 2038 through 2040 provided to Barclays by Company management and the Company’s cash runway and future financing plans as projected by Company management (the “Additional Projections” and together with the Company projections, the “Management Projections”) (for a discussion of the Additional Projections, please see “—Certain Unaudited Prospective Financial Information” below). Following the presentation, the Board of Directors discussed the terms of the Merger Agreement and Barclays’ financial analysis. A representative of Barclays then delivered to the Board of Directors Barclays’ oral opinion, which oral opinion was subsequently confirmed in writing by delivery of Barclays’ written opinion dated the same date, to the effect that, as of the date of the opinion, and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Barclays in preparing its opinion, the consideration to be received by the holders of Company Common Stock in the Merger is fair, from a financial point of view, to such stockholders. Barclays delivered its signed written opinion as described in “— Opinion of Barclays Capital Inc.” below and attached to this Schedule 14D-9 as Annex A, to the Board of Directors promptly after the meeting.
After further discussion and consideration at the Board of Directors meeting on December 29, 2024, the Board of Directors unanimously (i) approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger; (ii) determined that the terms of the Merger Agreement and the Offer and the Merger were fair to and in the best interests of the Company and its stockholders; (iii) determined that the Merger will be effected as soon as practicable following satisfaction of all conditions set forth in the Merger Agreement without a vote of the stockholders pursuant to Section 251(h) of the DGCL; and (iv) recommended that the stockholders of the Company accept the Offer and tender their Shares in response to the Offer.
On December 29, 2024, the Company and Parent executed and delivered the Merger Agreement.
Also on December 29, 2024, the management teams of each of the Company and Parent, together with their legal and financial advisors, reviewed and agreed on a communications plan to be implemented in connection with the execution of the Merger Agreement.

On the morning of December 30, 2024, prior to the opening of trading of Company Common Stock on Nasdaq, the Company and Parent issued a joint press release publicly announcing the Merger and the execution of the Merger Agreement.
On January 8, 2025, Purchaser and Parent commenced the Offer.
Reasons for Recommendation
In evaluating the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the Board of Directors consulted with the senior management of the Company, as well Barclays and Hogan Lovells. In the course of making the determination that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger are advisable and fair to and in the best interests of the Company and its stockholders and to recommend that the Company’s stockholders accept the Offer and tender their Shares in response to the Offer, the Board of Directors considered numerous factors, including the following material factors and benefits of the Offer and the Merger:
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Offer Price; Premium to the Trading Price of Company Common Stock.   The Board of Directors considered the fact that the Offer Price of $0.55 per Share represented a:

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97% premium to the volume weighted average price for the Shares over the 30-day period preceding the public announcement of the Offer;

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131% premium to the stock price as of December 23, 2024 which represents the last trading price prior to the filing by the Company of Form 8-K announcing the amendment and restatement of the Company’s Severance Plan and the Company’s belief that the revised Severance Plan could enable a favorable strategic transaction; and

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48% premium to the trading price at which the Shares closed on December 27, 2024, the last trading day before the public announcement of the Offer.

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Cash Consideration; Certainty of Value.   The Board of Directors considered the fact that the form of consideration payable to the Company’s stockholders will be cash, which will provide the Company’s stockholders with certainty of value and immediate liquidity, while reducing the exposure to the market and long-term business risks related to the Company’s future growth prospects.

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No Financing Condition.   The Board of Directors considered the fact that Parent and Purchaser would have sufficient cash resources to pay the amounts required to be paid under the Merger Agreement without obtaining third-party financing and that the Transactions are not subject to a financing condition.

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Challenging Business Environment.   The Board of Directors considered the current business environment and challenges that the Company faces following the Company’s October 24, 2024 announcement that its TrustTSC clinical trial evaluating oral ganaxolone for the treatment of seizures associated with tuberous sclerosis complex (TSC) in children and adults did not meet the primary endpoint of percent change in 28-day TSC-associate seizure frequency and resulting discontinuation of further ganaxolone clinical development. The Board of Directors focused on the Company’s current cash runway and its debt obligations in considering whether the Company could continue as a going concern, notwithstanding its revenue projections.

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Strategic Alternatives.   The Board of Directors considered its belief that the proposed transaction with Parent, following an auction process with the assistance of its outside legal counsel and the Company’s financial advisor that included a broad outreach to potential acquirors and a willingness to entertain any type of strategic transaction, would yield the best value reasonably attainable to the Company’s stockholders and is therefore more favorable to the Company’s stockholders than the other strategic alternatives available to the Company, including continuing to operate as an independent company, which belief was formed based on the Board of Directors’ review of risks associated with those alternatives. In evaluating potential options, the Board of Directors considered whether it could execute on an asset sale both with and without the protection of bankruptcy given the Company’s cash runway and debt obligation.

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Barclays’ Fairness Opinions and Related Analysis.   The Board of Directors considered the oral opinion of Barclays, rendered to the Board of Directors on December 29, 2024, which was subsequently confirmed by delivery of a written opinion, to the effect that, as of such date and based upon and subject to the qualifications, limitations and assumptions set forth therein, the Offer Price of $0.55 per Share to be offered to the holders of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders. For a detailed discussion of Barclays’ opinion, please see below in “— Opinion of Barclays Capital Inc.” The written opinion delivered by Barclays is attached to this Schedule 14D-9 as Annex A.

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Auction Process.   The Board of Directors considered the fact that the Merger Agreement with Parent and Purchaser was arrived at after a rigorous auction and negotiation process, during which 77 potential acquirors were approached by Barclays, of which 30 executed confidentiality agreements and six submitted final bids.

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Negotiation Process.   The Board of Directors considered its belief that, after extensive negotiations, the Company obtained the highest price that Parent is willing to pay for the Company, as evidenced by the Company’s ability to negotiate an increase the Offer Price relative to Parent’s initial offer of $0.50 per Share. The Board of Directors considered the fact that the terms of the Offer and the Merger were the result of robust arm’s-length negotiations conducted by the Company, with the knowledge and at the direction of the Board of Directors, with the assistance of experienced financial and legal advisors and in the context of a competitive process.

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Speed of Execution and Completion.   The Board of Directors considered the anticipated timing of executing a definitive agreement and consummating the transactions contemplated thereby, and the structure of the transaction as a tender offer for the Shares, which, subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, should allow stockholders to receive the consideration for their Shares in a relatively short time frame, followed by the Merger in which stockholders who do not validly exercise appraisal rights will receive the same consideration as received by those stockholders who tender their Shares in the Offer. The Board of Directors considered that the potential for closing in a relatively short timeframe could also reduce the amount of time in which the Company’s business would be subject to the potential disruption and uncertainty pending closing and, as a result, the Board of Directors did not expect there to be any disruption in the Company’s continued commercial marketing of Ztalmy®.

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Terms of the Merger Agreement.   The Board of Directors considered the terms and conditions of the Merger Agreement, including:

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the right of the Company, under certain circumstances and subject to certain conditions, to furnish non-public information to, and to participate in discussions with, third parties in response to certain proposals relating to alternative acquisition transactions;

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the right of the Board of Directors, under certain circumstances and subject to certain conditions, to withdraw or modify its recommendation in favor of the Offer if the Board of Directors determines, in good faith, after consultation with outside legal counsel and financial advisors, that the failure to do so would reasonably be expected to result in a breach of its fiduciary duties under applicable law in the following circumstances: (i) the Company receives an alternative acquisition proposal that the Board of Directors determines, in good faith, after consultation with outside counsel and a financial advisor, constitutes a superior offer or (ii) a material event, occurrence, fact, development or change occurring or arising after the date of the Merger Agreement that was not known to or reasonably foreseeable by the Board of Directors as of the date of the Merger Agreement becomes known to the Board of Directors prior to the Offer Acceptance Time that does not relate to (w) an acquisition proposal, (x) Parent or its subsidiaries, (y) any actions taken pursuant to the Merger Agreement or (z) any change in the market price of the Company Common Stock;

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the belief of the Board of Directors that the $1,292,345 termination fee, representing approximately 4% of the equity value of the Company at the Offer Price of $0.55 per Share, would not unreasonably deter another party with the strategic interest and financial capability from making a competing proposal for the Company; and

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the conditions to the Offer, including the fact that the Offer is conditioned upon there being validly tendered (and not validly withdrawn) pursuant to the Offer a number of Shares that, together with all Shares (if any) otherwise owned by Parent or any of its wholly owned subsidiaries (including Purchaser) would represent at least one Share more than 50% of the total number of Shares issued and outstanding at the time of the expiration of the Offer (the “Minimum Condition”), which Minimum Condition, if satisfied, would demonstrate strong support by the Company’s stockholders for the Transactions.

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Appraisal Rights.   The Board of Directors considered the availability of appraisal rights under Section 262 of the DGCL to Company stockholders of record and beneficial owners who do not tender their Shares in the Offer and comply with all of the required procedures for perfecting appraisal rights under the DGCL, including the fact that such stockholders of record and beneficial owners will have the right to demand appraisal and payment of the fair value of their Shares as determined by the Delaware Court of Chancery. See “Item 8. Additional Information — Appraisal Rights” for more information.

In reaching its determinations and recommendations described above, the Board of Directors also considered the following potentially negative factors:
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Disruption of the Company’s Business.   The Board of Directors considered the effect of a public announcement of the Transactions on the Company’s operations, stock price and employees and its ability to attract and retain key management, sales and other personnel while the Offer and the Merger are pending and the potential adverse effects on the financial and other results of the Company as a result of that disruption.

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Termination Fee.   The Board of Directors considered the fact that the Company must pay Parent a termination fee of $1,292,345 if the Merger Agreement is terminated under certain circumstances, including to accept a superior offer, and that the amount of the termination fee is comparable to termination fees in transactions of a similar size, was reasonable, would not likely deter competing bids and would not likely be required to be paid unless the Company entered into a more favorable transaction. The Board of Directors also recognized that the provisions in the Merger Agreement relating to these fees were insisted upon by Parent as a condition to entering into the Merger Agreement.

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Interim Operating Covenants.   The Board of Directors considered that the Merger Agreement imposes restrictions on the conduct of the Company’s business prior to the consummation of the Offer, requiring the Company to conduct its and the Company Subsidiary’s business in the ordinary course of business, which may delay or prevent the Company from undertaking business opportunities that may arise pending completion of the Offer and the Merger.

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Risks the Offer and the Merger May Not Be Completed.   The Board of Directors considered the possibility that the Transactions might not be consummated, including the adverse effects that a failure to consummate the Transactions could have on the Company’s business, the market price for the Shares and the Company’s relationships with employees, suppliers and others, including the fact that (i) the Company’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the Transactions; (ii) the Company will have incurred significant transaction costs; (iii) the market’s perception of the Company’s prospects could be adversely affected; and (iv) the Company’s continuing business relationships may be disrupted.

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Potential Conflicts of Interest.   The Board of Directors considered the potential conflict of interest created by the fact that the Company’s executive officers and directors have financial interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger, which may be different from or in addition to those of other stockholders, as more fully described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Company Directors and Executive Officers.”

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Stockholder Litigation.   The prospect of litigation from stockholders or other constituents relating to the Offer and the Merger and the potential costs and distractions associated therewith.

The foregoing discussion of the factors considered by the Board of Directors is not intended to be exhaustive, but rather includes the principal factors considered by the Board of Directors. The Board of Directors collectively reached the conclusion to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, in light of the various factors described above and other factors that the members of the Board of Directors believed were appropriate. The Board of Directors did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Board of Directors viewed its positions and recommendation as being based on the totality of information presented to, and considered by, it. In considering the factors discussed above, individual directors may have given different weights to different factors.
Intent to Tender
As of January 3, 2025, the directors and officers of the Company, as a group, beneficially owned 214,934 Shares (excluding any Shares deliverable upon exercise or conversion of any Company Options and Company RSUs), representing approximately 0.39% of the then-outstanding Shares. To the Company’s knowledge, after making reasonable inquiry, each of the Company’s executive officers and directors currently intends to tender or cause to be tendered all Shares held of record or beneficially by such holder pursuant to the Offer (other than Shares as to which such holder does not have discretionary authority, Shares which may be retained in order to facilitate estate and tax planning dispositions and any Shares deliverable upon exercise or conversion of Company Options and Company RSUs).
Opinion of Barclays Capital Inc.
The Company engaged Barclays to act as its financial advisor with respect to pursuing strategic alternatives for the Company, including a possible sale of the Company, pursuant to an engagement letter dated October 3, 2024. On December 29, 2024, Barclays rendered its oral opinion (which was subsequently confirmed in writing) to the Board of Directors that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the consideration to be offered to the stockholders of the Company is fair, from a financial point of view, to such stockholders.
The full text of Barclays’ written opinion, dated as of December 29, 2024, is attached as Annex A to this Schedule 14D-9. Barclays’ written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion. You are encouraged to read the opinion carefully in its entirety. The following is a summary of Barclays’ opinion and the methodology that Barclays used to render its opinion. This summary is qualified in its entirety by reference to the full text of the opinion.
Barclays’ opinion, the issuance of which was approved by Barclays’ Valuation and Fairness Opinion Committee, is addressed to the Board of Directors, addresses only the fairness, from a financial point of view, of the consideration to be offered to the stockholders of the Company and does not constitute a recommendation to any stockholder of the Company as to whether or not such stockholder should tender the Shares pursuant to the offer or how such stockholder should vote or act with respect to the transaction. The terms of the proposed transaction were determined through arm’s-length negotiations between the Company and Parent and were unanimously approved by the Board of Directors. Barclays did not recommend any specific form of consideration to the Company or that any specific form of consideration constituted the only appropriate consideration for the proposed transaction. Barclays was not requested to address, and its opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the proposed transaction, the likelihood of the consummation of the proposed transaction, or the relative merits of the proposed transaction as compared to any other transaction in which the Company may engage. In addition, Barclays expressed no opinion on, and its opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the proposed transaction, or any class of such persons, relative to the consideration to be offered to the stockholders of the Company in the proposed transaction. No limitations were imposed by the Board of Directors upon Barclays with respect to the investigations made or procedures followed by it in rendering its opinion.

In arriving at its opinion, Barclays, among other things:
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reviewed and analyzed the execution version of the Merger Agreement, dated as of December 29, 2024, and the specific terms of the proposed transaction;

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reviewed and analyzed publicly available information concerning the Company that Barclays believed to be relevant to its analysis, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2024, June 30, 2024 and September 30, 2024;

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reviewed and analyzed financial and operating information with respect to the business, operations and prospects of the Company furnished to Barclays by the Company, including financial projections of the Company prepared by the Company’s management for scenarios in which the Company (i) obtains future equity financing and continues as a going concern (the “Incremental Equity Financing Scenario”) and (ii) does not obtain future equity financing and does not continue as a going concern (the “No Incremental Equity Financing Scenario”), which are summarized in the section entitled “— Certain Unaudited Prospective Financial Information”;

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reviewed and analyzed a trading history of the Company Common Stock from December 27, 2021 through December 27, 2024 and a comparison of such trading history with those of other companies that Barclays deemed relevant;

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reviewed and analyzed a comparison of the historical financial results and present financial condition of the Company with those of other companies that Barclays deemed relevant;

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reviewed and analyzed a comparison of the financial terms of the proposed transaction with the financial terms of certain other recent transactions that Barclays deemed relevant;

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reviewed and analyzed published estimates of independent research analysts with respect to the future financial performance and price targets of the Company;

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reviewed and analyzed the results of Barclay’s efforts to solicit indications of interest from third parties with respect to a sale of all or a part of the Company;

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had discussions with the management of the Company concerning its business, operations, assets, liabilities, financial condition and prospects; and

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has undertaken such other studies, analyses and investigations as Barclays deemed appropriate.

In arriving at its opinion, Barclays assumed and relied upon the accuracy and completeness of the financial and other information used by Barclays without any independent verification of such information (and had not assumed responsibility or liability for any independent verification of such information). Barclays also relied upon the assurances of management of the Company that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, including the Company Projections and the Additional Projections, upon the advice of the Company, Barclays assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the Company’s future financial performance and that the Company would perform substantially in accordance with such projections and, at the direction of the Company, Barclays relied on the projections set forth in the No Incremental Equity Financing Scenario in performing its analysis and in arriving at its opinion. In arriving at its opinion, Barclays assumed no responsibility for and expressed no view as to any such projections or estimates or the assumptions on which they were based. In arriving at its opinion, Barclays did not conduct a physical inspection of the properties and facilities of the Company and did not make or obtain any evaluations or appraisals of the assets or liabilities of the Company. Barclays’ opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, December 29, 2024. Barclays assumed no responsibility for updating or revising its opinion based on events or circumstances that may have occurred after, December 29, 2024.
The management of the Company advised Barclays, and Barclays relied upon such advice in arriving at its opinion, that (i) if the proposed transaction is not consummated, the Company’s ability to operate as a going concern will be severely impaired; and (ii) such impairment would reasonably be expected to result in a filing of a voluntary or involuntary bankruptcy petition with respect to the Company, which would result in either a corporate reorganization or a sale of the Company under the protection of U.S. bankruptcy laws or a liquidation of the Company.
Barclays assumed that the executed Merger Agreement would conform in all material respects to the execution version reviewed by Barclays. Additionally, Barclays assumed the accuracy of the representations and warranties contained in the Merger Agreement and all the agreements related thereto. Barclays also assumed, upon the advice of the Company, that all material governmental, regulatory and third party approvals, consents and releases for the Merger would be obtained within the constraints contemplated by the Merger Agreement and that the proposed transaction will be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. Barclays did not express any opinion as to any tax or other consequences that might result from the proposed transaction, nor did Barclays’ opinion address any legal, tax, regulatory or accounting matters, as to which Barclays understood the Company had obtained such advice as it deemed necessary from qualified professionals.
In connection with rendering its opinion, Barclays performed certain financial, comparative and other analyses as summarized below. In arriving at its opinion, Barclays did not ascribe a specific range of values to the shares of Company Common Stock but rather made its determination as to fairness, from a financial point of view, to the Company’s stockholders of the consideration to be offered to such stockholders in the proposed transaction on the basis of various financial and comparative analyses. The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to summary description.
In arriving at its opinion, Barclays did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the particular transaction. Accordingly, Barclays believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.
Summary of Material Financial Analyses
The following is a summary of the material financial analyses used by Barclays in preparing its opinion to the Board of Directors. The summary of Barclays’ analyses and reviews provided below is not a complete description of the analyses and reviews underlying Barclays’ opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of analysis and review and the application of those methods to particular circumstances, and, therefore, is not readily susceptible to summary description.
For the purposes of its analyses and reviews, Barclays made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company, Parent, Barclays or any other parties to the proposed transaction. No company, business or transaction considered in Barclays’ analyses and reviews is identical to the Company, Parent, Purchaser or the proposed transaction, and an evaluation of the results of those analyses and reviews is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions considered in Barclays’ analyses and reviews. None of the Company, Parent, Purchaser, Barclays or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of companies, businesses or securities do not purport to be appraisals or reflect the prices at which the companies, businesses or securities may actually be sold. Accordingly, the estimates used in, and the results derived from, Barclays’ analyses and reviews are inherently subject to substantial uncertainty.

The management of the Company provided Barclays with a monthly cash burn forecast which indicated that the Company would become insolvent by June 30, 2025 and the Company would reasonably be expected to file for a voluntary or involuntary bankruptcy petition, resulting in either a corporate reorganization or a sale of the Company under the protection of U.S. bankruptcy laws or a liquidation of the Company. Barclays considered and discussed with the Company that any such bankruptcy filing would have the potential to further erode shareholder value.
The summary of the financial analyses and reviews provided below includes information presented in tabular format. In order to fully understand the financial analyses and reviews used by Barclays, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses and reviews. Considering the data in the tables below without considering the full description of the analyses and reviews, including the methodologies and assumptions underlying the analyses and reviews, could create a misleading or incomplete view of Barclays’ analyses and reviews.
Discounted Cash Flow Analysis (No Incremental Equity Financing Scenario)
In order to estimate the present value of Company Common Stock, Barclays performed a discounted cash flow analysis of the Company. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.
To calculate the estimated enterprise value of the Company using the discounted cash flow method, Barclays added (i) the Company’s projected after-tax levered free cash flows for fiscal years 2025 through 2040 based on the Management Projections to (ii) the “terminal value” of the Company as of December 31, 2040, and discounted such amount to its present value using a range of selected discount rates. The after-tax levered free cash flows were calculated by taking the net operating profit after tax and adding depreciation and adjusting for changes in net working capital and other cash flow adjustments. The residual value of the Company at the end of the forecast period, or “terminal value,” was estimated by assuming that the Company’s levered free cash flows would decline in perpetuity after December 31, 2040 at a rate of 80% year over year and applying such rate of decline to the Management Projections. The range of after-tax discount rates of 50% to 55% was selected based on an analysis of the cost of equity of the Company. Barclays then calculated a range of implied prices per share of Company Common Stock by subtracting the estimated net indebtedness of $84 million, as provided by Company management, and adding the discounted net operating loss values of $4 million and $3 million at a discount rate of 50% and 55%, respectively, to the estimated enterprise value (“EV”), and dividing such amount by the fully diluted number of shares of Company Common Stock. Barclays’ discounted cash flow analysis yielded a reference equity value range for Company Common Stock of ($1.90) to ($1.85) per share. Barclays noted that on the basis of the discounted cash flow analysis, the transaction consideration of $0.55 per share was above the range of implied values per share calculated in the analysis above.
Net Present Value of Cash Flows to End of Cash Runway Analysis
Barclays also estimated the present value of Company Common Stock by performing an analysis of the net present value of the free cash flows anticipated to be generated by the Company up to the date of a hypothetical bankruptcy filing on June 30, 2025, based on Company management’s projections of the Company’s cash runway.
To calculate the estimated enterprise value of the Company using the net present value of such free cash flows, Barclays discounted the Company’s projected after-tax unlevered free cash flows for the first half of the fiscal year 2025 based on Management Projections to its present value using a range of selected discount rates. The after-tax unlevered free cash flows were calculated by taking the net operating profit after tax and adding depreciation and adjusting for changes in net working capital and other cash flow adjustments. The range of after-tax discount rates of 14% to 15% was selected based on an analysis of the weighted average cost of capital of the Company. Barclays then calculated a range of implied prices per share of Company Common Stock by subtracting the estimated net indebtedness of $84 million, as provided by Company management, from the estimated EV, and dividing such amount by the fully diluted number of shares of Company Common Stock. Barclays’ net present value of cash flows analysis yielded a reference equity value for Company Common Stock of ($1.65) per share. Barclays noted that on the basis of the net present value of cash flows analysis, the transaction consideration of $0.55 per share was above the implied value per share calculated in the analysis above.
Other Factors
Barclays also reviewed and considered other factors, which were not considered part of its financial analyses in connection with rendering its advice, but were references for informational purposes, including, among other things, the Discounted Cash Flow Analysis (Assuming Incremental Equity Financing), Selected Precedent Transaction Analysis, Selected Comparable Company Analysis, Equity Research Price Target Analysis, the Historical Share Price Analysis and Transaction Premium Analysis described below.
Discounted Cash Flow Analysis (Assuming Incremental Equity Financing)
For reference purposes only, Barclays also estimated the present value of Company Common Stock by performing a discounted cash flow analysis of the Company using the Management Projections.
To calculate the estimated enterprise value of the Company under the Incremental Equity Financing Scenario, Barclays added (i) the Company’s projected after-tax unlevered free cash flows for fiscal years 2025 through 2040 based on the Management Projections (ii) the “terminal value” of the Company as of December 31, 2040, and discounted such amount to its present value using a range of selected discount rates. The after-tax unlevered free cash flows were calculated by taking the net operating profit after tax and adding depreciation and adjusting for changes in net working capital and other cash flow adjustments. The residual value of the Company at the end of the forecast period, or “terminal value,” was estimated by assuming that the Company’s unlevered free cash flows would decline in perpetuity after December 31, 2040 at a rate of 80% year over year and applying such rate of decline to the Management Projections. The range of after-tax discount rates of 14% to 15% was selected based on an analysis of the weighted average cost of capital of the Company and the selected comparable companies (as summarized in the subsection entitled “Selected Comparable Company Analysis” below). Barclays then calculated a range of implied prices per share of Company Common Stock by subtracting the estimated net indebtedness of $16 million, as provided by Company management, and adding the discounted net operating loss values of $27 million and $29 million at a discount rate of 14% and 15%, respectively, to the estimated EV, and dividing such amount by the fully diluted number of shares of Company Common Stock and taking into account the impact of an assumed equity raise in 2025. Barclays’ discounted cash flow analysis yielded a reference equity value range for Company Common Stock of $0.29 to $0.32 per share. Barclays noted that on the basis of the discounted cash flow analysis, the transaction consideration of $0.55 per share was above the range of implied values per share calculated in the analysis above.
Selected Precedent Transaction Analysis
For reference purposes only, Barclays reviewed and compared the purchase prices paid and implied financial multiples in selected other transactions that Barclays, based on its experience with merger and acquisition transactions in the biopharmaceutical industry, deemed relevant. Barclays reviewed and analyzed certain information relating to the following selected transactions involving commercial stage biopharmaceutical transactions. Barclays chose such transactions based on, among other things, the similarity of the applicable target companies in the transactions to the Company with respect to the size, mix, margins and other characteristics of their businesses.
Using publicly available information, Barclays calculated and analyzed multiples of the transaction upfront value to the one-year forward revenue (“1Y Fwd Revenue”) implied by the prices paid (excluding any contingent consideration) in the selected precedent transactions. The following table sets forth the transactions analyzed based on such characteristics and the results of such analysis:
Year Announced	Transaction (Upfront) Value ($ in millions)	Acquiror	Target	Upfront Value/ 1Y Fwd Revenue
2024	$381	ANI Pharmaceuticals, Inc.	Alimera Sciences, Inc.	3.4x
2023	$392	Gurnet Point Capital / Novo Holdings A/S	Paratek Pharmaceuticals, Inc.	1.5x
2022	$149	Innoviva, Inc.	La Jolla Pharmaceutical Company	2.5x
2022	$550	Collegium Pharmaceutical, Inc.	BioDelivery Sciences International, Inc.	2.6x
2021	$432	Supernus Pharmaceuticals, Inc.	Adamas Pharmaceuticals, Inc.	3.6x
2021	$110	Alora Pharmaceuticals, LLC	Osmotica Pharmaceuticals, plc	1.3x
2020	$76	Advanz Pharma Corp. Ltd.	Correvio Pharma Corp.	1.7x
2019	$160	Aurobindo Pharma Limited, a wholly-owned subsidiary of Acrotech Biopharma LLC	Spectrum Pharmaceuticals Inc.	1.6x
2018	$110	Nuvo Pharmaceuticals Inc.	Aralez Pharmaceuticals Inc.	2.0x
25th Percentile				1.6x
Median				2.0x
75th Percentile				2.6x
The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of the Company and the companies included in the selected precedent transaction analysis. Accordingly, Barclays believed that a purely quantitative selected precedent transaction analysis would not be particularly meaningful in the context of considering the proposed transaction. Barclays therefore made qualitative judgments concerning differences between the characteristics of the selected precedent transactions and the proposed transaction which would affect the acquisition values of the selected target companies and the Company. Based upon these judgments, Barclays selected a range of 1.6x to 2.0x for the Company and applied such range to the Company’s 2025 estimated revenue of $48 million, as provided by Company management, and subtracting the estimated net indebtedness of $84 million and dividing by the number of fully-diluted outstanding shares of Company Common Stock (determined using the treasury stock method and taking into account outstanding in-the-money options, restricted stock units, performance stock units, and shares issuable upon conversion of the convertible notes, if applicable) to calculate a range of implied prices per share of Company Common Stock. Barclays’ selected precedent transactions analysis yielded a reference equity value range for Company Common Stock of ($0.14) to $0.17 per share. Barclays noted that on the basis of the selected precedent transactions analysis, the transaction consideration of $0.55 per share was above the range of implied values per share calculated in the analysis above.
Selected Comparable Company Analysis
For reference purposes only, in order to assess how the public market values shares of similar publicly traded companies and to provide a range of relative implied equity values per share of Company Common Stock by reference to those companies, which could then be used to calculate implied ranges, Barclays reviewed and compared specific financial and operating data relating to the Company with selected companies that Barclays, based on its experience in the biopharmaceutical industry, deemed comparable to the Company.
Barclays calculated and compared various financial multiples and ratios of the Company and the selected comparable companies. As part of its selected comparable company analysis, Barclays calculated and analyzed each company’s ratio of its EV to its estimated 2024 and 2025 revenue. The EV of each company was obtained by adding its short and long-term debt to the sum of the market value of its common equity, the value of any preferred stock (at liquidation value) and the book value of any minority interest, and subtracting its cash and cash equivalents. All of these calculations were performed, and based on publicly available financial data and closing prices, as of December 27, 2024, the last trading date prior to the delivery of Barclays’ opinion. The list of selected comparable companies and results of this selected comparable company analysis are summarized below:
Selected Comparable Company	EV/2024 Revenue*	EV/2025 Revenue
PTC Therapeutics, Inc.	5.1x	5.6x
Catalyst Pharmaceuticals, Inc.	5.7x	4.8x
Supernus Pharmaceuticals, Inc.	3.3x	3.4x
Xeris Biopharma Holdings, Inc.	4.1x	3.4x
Anavex Life Sciences Corp.	N/M	13.2x
Heron Therapeutics, Inc.	2.9x	2.5x
Theratechnologies Inc.	1.6x	1.5x
Medexus Pharmaceuticals Inc.	0.8x	0.9x
SAGE Therapeutics, Inc.	N/M	N/M
25th Percentile	2.3x	2.3x
Median	3.3x	3.4x
75th Percentile	4.6x	5.0x

*
Metrics for certain companies listed below are described as “NM” or “Not Meaningful” when either the revenue of the company for the applicable period was estimated to be $0, or the EV of the company is negative.

Barclays selected the comparable companies listed above because, among other reasons, they are publicly traded commercial or peri-commercial stage biopharmaceutical companies with similarities in one or more business or operating characteristics with the Company. However, because of the inherent differences between the business, operations and prospects of the Company and those of the selected comparable companies, Barclays believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, Barclays also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of the Company and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degree of operational risk between the Company and the companies included in the selected company analysis. Based upon these judgments, Barclays selected a range of 2.3x to 3.3x and a range of 1.9x to 3.4x and applied such ranges to the Company’s estimated calendar year 2024 revenue of $34 million and the Company’s estimated calendar year 2025 revenue of $48 million, respectively, as provided by Company management and based on market data as of December 27, 2024, to calculate a range of implied values per share of Company Common Stock. Barclays’ selected comparable analysis yielded reference equity value ranges for Company Common Stock of ($0.12) to $0.51 per share based on estimated calendar year 2024 revenue and $0.10 to $1.35 per share based on estimated calendar year 2025 revenue.
Barclays noted that on the basis of the selected comparable company analysis, the transaction consideration of $0.55 per share was above the range of implied values per share calculated based on the Company’s 2024 estimated revenue and within the range of implied values per share calculated based on the Company’s 2025 estimated revenue.
Equity Research Price Target Analysis
For reference purposes only, Barclays reviewed publicly available price targets for shares of Company Common Stock prepared and published in 2024 by equity research analysts associated with various Wall

Street firms with data current as of December 27, 2024. Barclays noted that the range of analyst price targets was $0.30 to $3.00, after three analysts elected to remove price targets following the TrustTSC readout.
Historical Share Price Analysis
For reference purposes only, to illustrate the trend in the historical trading prices of Company Common Stock, Barclays considered historical data with regard to the trading prices of Company Common Stock for the period between October 24, 2024 (which was the date of a significant decline in the trading price of Company Common Stock following the Company’s public announcement that the Phase 3 TrustTSC trial evaluating oral ganaxolone for the treatment of seizures associated with tuberous sclerosis complex (TSC) in children and adults did not meet the primary endpoint of percent change in 28-day TSC-associated seizure frequency), and December 27, 2024.
Barclays noted that during this period, the intraday high and low trading price of Company Common Stock ranged from $0.23 to $0.41.
Transaction Premium Analysis
For reference purposes only, in order to assess the premium offered to the stockholders of the Company in the proposed transaction relative to the premiums offered to stockholders in other transactions, Barclays reviewed the premium paid in all merger and acquisition transactions of U.S. and Canadian publicly listed target companies with a transaction value between $50 million and $250 million during the ten-year period ending on December 12, 2024. For each transaction, Barclays calculated the premium per share paid by the acquirer by comparing the announced transaction value per share to the target company’s historical average share price one trading day prior to announcement.
The reasons for and the circumstances surrounding each of the transactions analyzed in the transaction premium analysis were diverse and there are inherent differences in the business, operations, financial conditions and prospects of the Company and the companies included in the transaction premium analysis. Accordingly, Barclays believed that a purely quantitative transaction premium analysis would not be particularly meaningful in the context of considering the proposed transaction. Barclays therefore made qualitative judgments concerning the differences between the characteristics of the selected transactions and the proposed transaction which would affect the acquisition values of the target companies and the Company. Based upon these judgments, Barclays selected a range of 16.8% to 66.6%, representing the 25th percentile and 75th percentile of 1-day unaffected price premiums for the reviewed transactions, to the closing price of Company Common Stock on December 23, 2024, to calculate a range of implied prices per share of Company Common Stock.
Barclays noted that on the basis of the transaction premium analysis, the transaction consideration of $0.55 per share was above the range of implied values per share of $0.28 to $0.40 calculated using the closing price of Company Common Stock on December 23, 2024.
General
Barclays is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The Board of Directors selected Barclays because of its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, as well as substantial experience in transactions comparable to the proposed transaction.
Barclays is acting as financial advisor to the Company in connection with the proposed transaction. As compensation for its services in connection with the proposed transaction, the Company paid Barclays a fee of $1,500,000 upon the delivery of Barclays’ opinion. Additional compensation, currently estimated to be approximately $4,350,000, will be payable on completion of the proposed transaction against which the amounts paid for the opinion will be credited. In addition, the Company has agreed to reimburse Barclays for a portion of its reasonable, documented and out-of-pocket expenses incurred in connection with the proposed transaction and to indemnify Barclays for certain liabilities that may arise out of its engagement by the Company and the rendering of Barclays’ opinion. In the past two years, Barclays has not received fees from either the Company or Parent for any investment banking services.
In addition, Barclays and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking services to KKR, a significant shareholder of Parent, and certain of its affiliates and portfolio companies and have received and in the future may receive customary fees for rendering such services, including (i) having acted or acting as financial advisor to KKR and certain of its portfolio companies and affiliates in connection with certain mergers and acquisition transactions; (ii) having acted or acting as arranger, bookrunnner and/or lender for KKR and certain of its portfolio companies and affiliates in connection with the financing for various acquisition transactions; and (iii) having acted or acting as underwriter, initial purchaser and placement agent for various equity and debt offerings undertaking by KKR and certain of its portfolio companies and affiliates. During the period beginning January 1, 2021, through the date of Barclays rendering its opinion, the aggregate amount of fees that Barclays received from KKR for the investment banking and financial services was approximately $238.4 million.
Barclays and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of its business, Barclays and affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.
Certain Unaudited Prospective Financial Information
The Company does not as a matter of course make public long-term projections as to future performance, earnings or other results, due to, among other reasons, the inherent uncertainty of underlying assumptions and estimates. However, in connection with the Transactions, the Company’s management prepared and provided to Parent the Company Projections. The Company Projections were provided to the Board of Directors and Barclays, including in connection with Barclays’ financial analyses described above under the section entitled “— Opinion of Barclays Capital Inc.” The below summary of the Company Projections is included for the purpose of providing stockholders access to certain nonpublic information that was furnished to certain parties in connection with the Transactions, and such information may not be appropriate for other purposes, and is not included to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer.
The Company Projections and the Additional Projections (as defined below) were not prepared with a view toward public disclosure, the published guidelines of the SEC regarding projections, the use of non-GAAP financial measures or forward-looking statements, or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial projections. None of the Company, Parent, Barclays or their respective officers, directors, affiliates, advisors or other representatives considered, or now consider, the inclusion of the Company Projections or the Additional Projections to be regarded as an indication that the Company Projections or the Additional Projections are necessarily predictive of actual future events or results and such information should not be relied upon as such, and readers of this Schedule 14D-9 are cautioned not to place undue reliance on the Company Projections or the Additional Projections. The Company Projections and the Additional Projections included in this Schedule 14D-9 have been prepared by, and are the responsibility of, the Company’s management.
While presented with numeric specificity, this unaudited prospective financial information was based on numerous variables and assumptions (including assumptions related to industry performance and general business, economic, market and financial conditions and additional matters specific to the Company’s business) that are inherently subjective and uncertain and are beyond the control of the Company’s management. Important factors that may affect actual results and cause this unaudited prospective financial information not to be achieved include, but are not limited to, risks and uncertainties relating to the Company’s business (including its ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, general business and economic conditions and other factors described in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 40. This unaudited prospective financial information also reflects numerous variables, expectations and assumptions available at the time it was prepared as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in this unaudited prospective financial information. Accordingly, there can be no assurance that the projected results summarized below will be realized. Stockholders are urged to review the most recent SEC filings of the Company for a description of the reported and anticipated results of operations and financial condition and capital resources, including in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023. None of the Company, Parent, Barclays or their respective officers, directors, affiliates, advisors or other representatives can give you any assurance that actual results will not differ materially from this unaudited prospective financial information.
THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE OR OTHERWISE REVISE OR RECONCILE THE BELOW UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE THIS UNAUDITED PROSPECTIVE FINANCIAL INFORMATION WAS GENERATED OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH INFORMATION ARE SHOWN TO BE IN ERROR. SINCE THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION COVERS MULTIPLE YEARS, SUCH INFORMATION BY ITS NATURE BECOMES SUBJECT TO GREATER UNCERTAINTY WITH EACH SUCCESSIVE YEAR.
The Company has not made and makes no representation to Parent or any of the Company’s stockholders, in the Merger Agreement or otherwise, concerning the below unaudited prospective financial information or regarding the Company’s actual performance compared to the unaudited prospective financial information or that the projected results will be achieved. In light of the foregoing factors and the uncertainties inherent in the unaudited prospective financial information, the Company urges all of our stockholders not to place undue reliance on such information and to review the Company’s most recent SEC filings for a description of the Company’s reported financial results.
Neither Ernst & Young LLP, the Company’s independent accountant, nor any other independent accountants have compiled, examined or performed any audit or other procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability.
The Company Projections were based on numerous variables and assumptions, including the following: (i) commercial ganaxolone sales limited to treatment of seizures associated with Cyclin-dependent Kinase-like 5 (CDKL5) Deficiency Disorder (CDD) in the United States following the unsuccessful Tuberous Sclerosis Complex phase 3 trial outcome, (ii) no other milestone revenues for ganaxolone, (ii) European Union rights for ganaxolone reverted back to the Company with no launch of ganaxolone in the European Union and (iv) cost of goods sold between 11-12% of sales in the United States.
The following tables present a summary of the Company Projections for the calendar years ending 2024 through 2037 for the Company on a standalone basis.
	Year Ending December 31,
	2024E	2025E	2026E	2027E	2028E	2029E	2030E
	($ in millions)
Ganaxolone – Net Sales
CDD – US Net Sales	34	48	60	71	81	90	99
Other Milestone Revenue	0.4	—	—	—	—	—	—
Total Revenue – US	34	48	60	71	81	90	99
Cost of Sales – US	(4)	(5)	(7)	(8)	(9)	(10)	(12)
Total Gross Profit	31	42	54	63	72	80	88
R&D Expense	(74)	(32)	(19)	(13)	(13)	(12)	(12)

	Year Ending December 31,
	2024E	2025E	2026E	2027E	2028E	2029E	2030E
	($ in millions)
SG&A Expense	(62)	(42)	(41)	(40)	(41)	(42)	(43)
Operating Expenses	(135)	(74)	(60)	(53)	(53)	(54)	(55)
EBIT(1)	(105)	(32)	(6)	10	19	27	32
EBITDA(2)	(104)	(31)	(6)	11	19	27	33

(1)
EBIT is defined as earnings before interest expense and taxes. EBIT is a non-GAAP financial performance measure and should not be used as an alternative to net income as an indicator of operating performance.

(2)
EBITDA is defined as earnings before interest expense, taxes, depreciation and amortization. EBITDA is a non-GAAP financial performance measure and should not be used as an alternative to net income as an indicator of operating performance.

	Year Ending December 31,
	2031E	2032E	2033E	2034E	2035E	2036E	2037E
	($ in millions)
Ganaxolone – Net Sales
CDD – US Net Sales	109	118	127	137	146	155	164
Other Milestone Revenue	—	—	—	—	—	—	—
Total Revenue – US	109	118	127	137	146	155	164
Cost of Sales – US	(13)	(14)	(11)	(12)	(13)	(14)	(15)
Total Gross Profit	96	104	116	125	133	141	149
R&D Expense	(12)	(13)	(13)	(14)	(14)	(15)	(16)
SG&A Expense	(45)	(46)	(47)	(49)	(50)	(52)	(54)
Operating Expenses	(57)	(59)	(60)	(62)	(64)	(66)	(68)
EBIT(1)	39	46	56	62	69	75	81
EBITDA(2)	40	46	56	63	70	76	82

(1)
EBIT is defined as earnings before interest expense and taxes. EBIT is a non-GAAP financial performance measure and should not be used as an alternative to net income as an indicator of operating performance.

(2)
EBITDA is defined as earnings before interest expense, taxes, depreciation and amortization. EBITDA is a non-GAAP financial performance measure and should not be used as an alternative to net income as an indicator of operating performance.

Additional Projections provided to Barclays
In addition to the Company Projections, Company management provided Barclays with the Additional Projections. The Additional Projections were based on Company management’s directional estimates for each of calendar years 2038 through 2040. The following table presents a summary of the Additional Projections for the Company on a standalone basis.
	Year Ending December 31,
	2038E	2039E	2040E
	($ in millions)
Ganaxolone – Net Sales
CDD – US Net Sales	174	183	192
Other Milestone Revenue	—	—	—
Total Revenue – US	174	183	192

	Year Ending December 31,
	2038E	2039E	2040E
	($ in millions)
Cost of Sales – US	(10)	(11)	(12)
Total Gross Profit	163	172	180
R&D Expense	(15)	(16)	(16)
SG&A Expense	(55)	(56)	(58)
Operating Expenses	(70)	(72)	(74)
EBIT(1)	93	100	106
EBITDA(2)	93	100	106

(1)
EBIT is defined as earnings before interest expense and taxes. EBIT is a non-GAAP financial performance measure and should not be used as an alternative to net income as an indicator of operating performance.

(2)
EBITDA is defined as earnings before interest expense, taxes, depreciation and amortization. EBITDA is a non-GAAP financial performance measure and should not be used as an alternative to net income as an indicator of operating performance.

ITEM 5.   PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED
The Company has retained Barclays to act as its financial advisor in connection with the Offer and the Merger, and in connection with such engagement, Barclays delivered its opinion and is entitled to be paid the fees described in “Item 4. The Solicitation or Recommendation — Opinion of Barclays Capital Inc.”
For additional information regarding the Company’s retention of Barclays Capital, see “Item 4. The Solicitation or Recommendation — Opinion of Barclays Capital Inc.” above, which is hereby incorporated by reference in this Item 5.
Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.
ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY
Securities Transactions
Other than the scheduled vesting of Company RSUs and issuances by the Company with respect thereto, and the grant of Company Options and Company RSUs in the ordinary course, no transactions with respect to shares of Company Common Stock have been effected by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.
ITEM 7.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
Except as otherwise set forth in this Schedule 14D-9 (including in the exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Shares by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.
Except as described above or otherwise set forth in this Schedule 14D-9 (including in the exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board of Directors, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.
ITEM 8.   ADDITIONAL INFORMATION
The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Company Directors and Executive Officers — Golden Parachute Compensation,” as it relates to the Company’s named executive officers and to the extent required by Item 402(t) of Regulation S-K, is incorporated herein by reference.
Regulatory Approvals
Antitrust Approvals
The Company is not currently aware of any antitrust or merger control statutes or regulations of the United States or of foreign countries that would require the filing of information with, or the obtaining of the approval of, antitrust or competition authorities therein with respect to the purchase of Shares pursuant to the Offer or the Merger.
Regulatory Review
The Antitrust Division of the United States Department of Justice and the Federal Trade Commission frequently scrutinize the legality of transactions such as the Offer or the Merger under applicable antitrust and competition laws. At any time before or after the consummation of any such transactions, certain of these authorities could take such actions as they deem necessary or desirable, including seeking to enjoin the purchase of Shares pursuant to the Offer or the Merger, divestiture of the Shares so acquired or divestiture of Parent’s or the Company’s assets. In some cases, private parties may also bring legal action under the antitrust laws. There can be no assurance that a challenge to the Offer or the Merger on antitrust or competition grounds will not be made, or if such a challenge is made, what the result will be.
Business Combination Statute
As a Delaware corporation, the Company is subject to Section 203 of the DGCL that prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. Neither Parent nor Purchaser is, nor at any time for the past three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. The Board of Directors has taken all action necessary so that the restrictions on business combinations in Section 203 of the DGCL are not applicable to the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby.
Stockholder Vote Not Required
Because the Merger will be effected pursuant to Section 251(h) of the DGCL, no vote or consent of the Company’s stockholders will be necessary to effect the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a tender offer for all of the outstanding stock of a public corporation, the acquiror holds at least the percentage of stock, and of each class or series thereof, of the target corporation that, absent Section 251(h) of the DGCL, would be required to adopt a merger agreement in which the target corporation is a constituent corporation under the DGCL and the target corporation’s certificate of incorporation, and the holders of stock not tendered into the tender offer (other than shares of excluded stock) receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the vote of the stockholders of the target corporation. The parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of the Company’s stockholders, in accordance with Section 251(h) of the DGCL.

Appraisal Rights
Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not properly tendered their Shares pursuant to the Offer and who have otherwise complied with the applicable requirements under Section 262 of the DGCL are entitled to appraisal rights for the “fair value” of such Shares in accordance with Section 262 of the DGCL.
The following discussion summarizes appraisal rights of stockholders under the DGCL in connection with the Merger and is qualified in its entirety by the full text of Section 262 of the DGCL, which may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262 and is incorporated in this notice by reference. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares. All references in Section 262 of the DGCL and in this summary to a “beneficial owner” are to a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person.
Any person contemplating the exercise of such appraisal rights should carefully review the full text of Section 262 of the DGCL, particularly the procedural steps required to perfect appraisal rights, as well as the information discussed below. Failure to fully and precisely follow the steps required by Section 262 of the DGCL for the perfection of appraisal rights will result in the loss of those rights.
Under the DGCL, if the Merger is completed, stockholders and beneficial owners immediately prior to the Effective Time who (i) did not tender such Shares in the Offer (or otherwise waive their appraisal rights); (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights, in each case in accordance with the DGCL, may be entitled to have such Shares appraised by the Delaware Court of Chancery (the “Court of Chancery”) and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, as determined by such court. The “fair value” could be greater than, less than or the same as the Offer Price.
Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice either a copy of Section 262 of the DGCL or information directing stockholders to a publicly available electronic resource at which Section 262 of the DGCL may be accessed without subscription or cost. This Statement constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any stockholder or beneficial owner who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.
Any stockholder or beneficial owner wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.
Stockholders and beneficial owners who tender Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather will receive an amount in cash equal to the Offer Price, subject to the terms of the Merger Agreement.
If a stockholder or beneficial owner elects to exercise appraisal rights under Section 262 of the DGCL with respect to any Shares, such stockholder or beneficial owner must do all of the following:
•
within the later of the consummation of the Offer, and 20 days after the date of mailing of this notice, deliver to the Company at the address indicated below a written demand for appraisal of such Shares, which demand must, if given by a stockholder or beneficial owner, reasonably inform the Company of the identity of the stockholder and that the stockholder intends thereby to demand appraisal of his, her or its Shares and, if given by a beneficial owner, be accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity and to be set forth on the verified list required by Section 262(f) of the DGCL;
•
not tender such Shares in the Offer (or otherwise waive his, her or its appraisal rights); and

•
continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the effective date of the Merger, on or within 10 days after the effective date of the Merger, to those stockholders and beneficial owners of the Company who delivered a written demand to the Company pursuant to the first bullet above. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets) will be deemed to be a waiver or a termination of your appraisal rights.
Written Demand by the Record Holder
All written demands for appraisal should be addressed to Marinus Pharmaceuticals, Inc., 5 Radnor Corporate Center, Suite 500, Radnor, Pennsylvania 19087, attention: Secretary. The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder (or, in the case of uncertificated shares, as such holder’s name appears on the records of the Company).
A beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s Shares. A demand for appraisal in respect of such Shares should be executed by or on behalf of the beneficial owner and must reasonably inform the Company of the identity of the beneficial owner and that the beneficial owner intends thereby to demand an appraisal of such owner’s Shares. The demand made by such beneficial owner must also (1) reasonably identify the holder of record of the shares of Shares for which the demand is made, (2) be accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (3) provide an address at which such beneficial owner consents to receive notices given by the Surviving Corporation and to be set forth on the verified list required by Section 262(f) of the DGCL.
If the Shares with respect to which a demand is made are owned of record or beneficially owned in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand should be executed by or on behalf of the record owner or beneficial owner in such capacity, and if the Shares are owned of record or beneficially owned by more than one person, as in a joint tenancy and tenancy in common, the demand should be executed by or on behalf of all joint holders of record or beneficial owners. An authorized agent, including an authorized agent for two (2) or more joint stockholders or beneficial owners, as applicable, may execute a demand for appraisal on behalf of a stockholder or beneficial owner, as applicable; however, the agent must identify the stockholder or stockholders or beneficial owner or owners and expressly disclose that, in executing the demand, the agent is acting as agent for the stockholder or stockholders or beneficial owner or owners, as applicable. A stockholder, such as a broker, bank or other nominee, who holds shares as a nominee for others, may exercise his, her or its right of appraisal with respect to shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of the stockholder.
Filing a Petition for Appraisal
Within 120 days after the effective date of the Merger, but not thereafter, the Surviving Corporation, or any person who has complied with Section 262 of the DGCL and is otherwise entitled to appraisal rights under Section 262 of the DGCL, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the Shares held by all persons who did not tender in the Offer and properly demanded appraisal of such Shares. If no such petition is filed within such 120-day period, appraisal rights will be lost for all persons who had previously demanded appraisal of their Shares.

However, after an appraisal petition has been filed, the Court of Chancery will dismiss appraisal proceedings as to all persons who are otherwise entitled to appraisal rights unless (a) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares or (b) the value of the aggregate consideration provided in the Merger for such total number of Shares seeking appraisal exceeds $1 million. We refer to these conditions as the “Ownership Thresholds.” The Surviving Corporation is under no obligation to and has no present intention to file a petition and stockholders and beneficial owners should not assume that the Surviving Corporation will file a petition, or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the stockholders and beneficial owners to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.
Within 120 days after the effective date of the Merger, any person who has complied with the requirements of Section 262 of the DGCL will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefore has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivering of demands for appraisal, whichever is later.
Upon the filing of such petition by any such stockholder or beneficial owner, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Register in Chancery in which the petition was duly filed a duly verified list (the “Verified List”) containing the names and addresses of all persons who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of any such petition, the Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the persons shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Court of Chancery. The costs of these notices are borne by the Surviving Corporation.
After notice to the persons as required by the Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those persons who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the persons who demanded an appraisal for their Shares to submit stock certificates held by them, if any, to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any person fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that person.
The Court of Chancery will dismiss appraisal proceedings as to all persons who are otherwise entitled to appraisal rights unless at least one of the Ownership Thresholds (described above) is met.
Determination of Fair Value
After the Court of Chancery determines which persons are entitled to appraisal and that at least one of the Ownership Thresholds (described above) has been satisfied, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment. The Surviving Corporation, however, has the right at any time before the entry of judgment in the appraisal proceeding, to voluntarily pay to each person entitled to appraisal an amount in cash. If the Surviving Corporation elects to make such a voluntary payment pursuant to Section 262(h) of the DGCL, interest shall accrue thereafter only upon the sum of (1) the difference, if any, between the amount paid by Surviving Corporation in such voluntary cash payment and the fair value of the Shares as determined by the Court of

Chancery, and (2) interest accrued prior to such voluntary payment, unless paid at that time. The Surviving Corporation, however, is under no obligation to make such a voluntary cash payment prior to such entry of judgment.
In determining fair value, the Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on the factual circumstances, may or may not be a dissenter’s exclusive remedy.
Persons considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Court of Chancery, and persons should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any person exercising appraisal rights, and each of Parent and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.
Upon application by the Surviving Corporation or by any person entitled to participate in the appraisal proceeding, the Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the Verified List and who has submitted such person’s stock certificates, if any, to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights, under Section 262 of the DGCL. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the persons entitled thereto. Payment will be so made to each such person, in the case of holders of uncertificated stock forthwith, and in the case of holders of Shares represented by certificates upon the surrender to the Surviving Corporation of such person’s certificates. The Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.
If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable in the circumstances. Upon application of a person, the Court of Chancery may order all or a portion of the expenses incurred by a person in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such an order, each party bears its own expenses.
Any person who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the effective date of the Merger, be entitled to vote his, her or its

Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the effective date of the Merger.
If any person who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws, waives or loses such holder’s right to appraisal with respect to such Shares, such Shares will be deemed to have been converted at the Effective Time into the right to receive the Offer Price. If no petition for appraisal is filed with the Court of Chancery within 120 days after the effective date of the Merger, persons’ rights to appraisal shall cease, and all stockholders and beneficial owners will be entitled to receive the Offer Price. Inasmuch as the Surviving Corporation has no obligation to file such a petition and has no present intention to do so, any person who desires such a petition to be filed is advised to file it on a timely basis. In addition, a person who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the Offer Price by delivering to the Surviving Corporation a written withdrawal of such person’s demand for appraisal and acceptance of the terms of the Merger either within 60 days after the effective date of the Merger or thereafter with the written approval of the Surviving Corporation. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery will be dismissed as to any person without the approval of the Court of Chancery, and such approval may be conditioned upon such terms as the Court of Chancery deems just; provided, however, that the limitation set forth in this sentence will not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the Offer Price within 60 days after the effective date of the Merger.
If you wish to exercise your appraisal rights with respect to any Shares, you must not tender such Shares in the Offer and must strictly comply with the procedures set forth in Section 262 of the DGCL. If you tender your Shares in the Offer or fail to take any required step in connection with the exercise of appraisal rights, it will result in the loss of your appraisal rights.
The foregoing summary of the rights of stockholders and beneficial owners to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by such stockholders and beneficial owners desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262 and is incorporated in this notice by reference.
Annual and Quarterly Reports
For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on March 5, 2024, and its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2024, June 30, 2024 and September 30, 2024, filed with the SEC on May 8, 2024, August 13, 2024 and November 12, 2024, respectively.
Litigation
As of the date of this Schedule 14D-9, there are currently no legal proceedings pending relating to the Offer or the Merger.
Cautionary Statement Regarding Forward-Looking Statements
This communication contains certain forward-looking statements, including, but not limited to, statements regarding the potential benefits of the proposed transaction and the timing of the closing of the proposed transaction; filings and approvals relating to the transaction; the ability to complete the transaction, including the parties’ ability to satisfy the various offer and closing conditions; any potential strategic benefits, synergies or opportunities expected as a result of the proposed transaction; and any assumptions underlying any of the foregoing. These forward-looking statements generally are identified by the words “believe,” “can,” “could,” “seek,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “might,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties, many of which are outside of the Company’s control. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: uncertainties as to the timing of the Offer and Merger; the risk that the proposed transaction may not be completed in a timely manner or at all; uncertainties as to how many of the Company’s stockholders will tender their stock in the Offer; the possibility that various offer and/or closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction (or only grant approval subject to adverse conditions or limitations); the difficulty of predicting the timing or outcome of regulatory approvals or actions, if any; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances which would require the Company to pay the a termination fee; the possibility that competing offers will be made; the effect of the announcement or pendency of the proposed transaction on the Company’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, suppliers and others with whom it does business, its business generally or its stock price; risks related to diverting management’s attention from the Company’s ongoing business operations; the risk of litigation and/or regulatory actions related to the proposed acquisition, including the risk that such litigation or actions may result in significant costs of defense, indemnification and liability; the potential that the strategic benefits, synergies or opportunities expected from the proposed acquisition may not be realized or may take longer to realize than expected; risks related to any cost reduction or restructuring measures; the successful integration of the Company into Parent subsequent to the closing of the transaction and the timing of such integration; other business effects, including the effects of industry, economic or political conditions outside of the Company’s control; transaction costs; and other risks and uncertainties detailed from time to time in documents filed with the SEC by the Company, including the Company’s current Annual Report on Form 10-K on file with the SEC, the Company’s subsequent Quarterly Reports on Form 10-Q on file with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 filed with the SEC on March 5, 2024, the Company’s Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2024, June 30, 2024 and September 30, 2024 filed with the SEC on May 8, 2024, August 13, 2024 and November 12, 2024, respectively, and in the other documents filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Investors are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. The Company does not give any assurance that the Company will achieve its expectations.

ITEM 9.   EXHIBITS
The following Exhibits are filed herewith or incorporated herein by reference:
Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated January 8, 2025 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Matador Subsidiary, Inc. and Immedica Pharma AB on January 8, 2025 (the “Schedule TO”)).
(a)(1)(B)	Form of Letter of Transmittal (including IRS Form W-9 and information pertaining to IRS Form W-8) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(5)(A)	Joint Press Release of Marinus Pharmaceuticals, Inc. and Immedica Pharma AB, dated December 30, 2024 (incorporated by reference to Exhibit 99.2 to Marinus Pharmaceuticals, Inc.’s Current Report on Form 8-K filed on December 30, 2024).
(a)(5)(B)	Press Release of Immedica Pharma AB, dated January 8, 2025 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO).
(a)(5)(C)	Opinion of Barclays Capital Inc., dated as of December 29, 2024 (included as Annex A to this Schedule 14D-9).
(e)(1)	Agreement and Plan of Merger, dated as of December 29, 2024, by and among Marinus Pharmaceuticals, Inc., Immedica Pharma AB, and Matador Subsidiary, Inc. (incorporated by reference to Exhibit 2.1 to Marinus Pharmaceuticals, Inc.’s Current Report on Form 8-K filed on December 30, 2024).
(e)(2)	Non-Disclosure Agreement, dated October 29, 2024, between Marinus Pharmaceuticals, Inc. and Immedica Pharma AB (incorporated by reference to Exhibit (d)(2) to the Schedule TO).
(e)(3)	Form of Tender Agreement (incorporated by reference to Exhibit 99.1 to Marinus Pharmaceuticals, Inc.’s Current Report on Form 8-K filed on December 30, 2024).
(g)	Not applicable.
Annex A — Opinion of Barclays Capital Inc., dated December 29, 2024.

745 Seventh Avenue
New York, NY 10019
United States
December 29, 2024
Board of Directors
Marinus Pharmaceuticals, Inc.
5 Radnor Corporate Center, 100 Matsonford Rd, Suite 500
Radnor, PA 19087
Members of the Board of Directors:
We understand that Marinus Pharmaceuticals, Inc. (the “Company”) intends to enter into a transaction (the “Proposed Transaction”) with Immedica Pharma AB (“Parent”) pursuant to which (a) Matador Subsidiary, Inc., a wholly owned subsidiary of Parent (“Purchaser”), will commence a tender offer (the “Offer”) to acquire all of the outstanding shares of common stock, par value $0.001 per share, of the Company (the “Shares”) at a price of $0.55 per Share, net to the seller in cash, without interest (the “Consideration”) and (b) as soon as practicable following the consummation of the Offer, Purchaser will be merged with and into the Company (the “Merger”), upon the terms and subject to the conditions as set forth in the Agreement (as defined below), as a result of which the Company will become a wholly owned subsidiary of the Parent and each Share outstanding that is not owned by Parent, Purchaser, the Company or their respective wholly owned subsidiaries as of the effective time of the Merger (other than any Dissenting Shares (as defined in the Agreement)) will be converted into the right to receive the Consideration. The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger, by and among Parent, Purchaser and Company, to be dated on or about the date hereof (the “Agreement”). The summary of the Proposed Transaction set forth above is qualified in its entirety by the terms of the Agreement.
We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company’s stockholders of the Consideration to be offered to such stockholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Proposed Transaction or the likelihood of consummation of the Proposed Transaction. In addition, we express no opinion on, and our opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Proposed Transaction, or any class of such persons, relative to the Consideration to be offered to the stockholders of the Company in the Proposed Transaction. Our opinion does not address the relative merits of the Proposed Transaction as compared to any other transaction or business strategy in which the Company might engage.
In arriving at our opinion, we reviewed and analyzed: (1) a draft of the Agreement, dated as of December 29, 2024, and the specific terms of the Proposed Transaction; (2) publicly available information concerning the Company that we believe to be relevant to our analysis, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2024, June 30, 2024 and September 30, 2024; (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including financial projections of the Company prepared by management of the Company (including projected monthly cash flows of the Company) for scenarios in which the Company (i) obtains future equity financing and continues as a going concern and (ii) does not obtain future equity financing and does not continue as a going concern (the “No Incremental Equity Financing Scenario”); (4) a trading history of the Company’s common stock from December 27, 2021 to December 27, 2024 and a comparison of that trading history with those of other companies that we deemed relevant; (5) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed relevant; (6) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other recent transactions that we deemed relevant; (7) published estimates of independent research analysts with respect to the future financial performance and price targets of the

Company; and (8) the results of our efforts to solicit indications of interest from third parties with respect to a sale of all or a part of the Company. In addition, we have had discussions with the management of the Company concerning its business, operations, assets, liabilities, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.
In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information) and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon the advice of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company will perform substantially in accordance with such projections and, at the direction of the Company, we have relied on the projections set forth in the No Incremental Equity Financing Scenario in performing our analysis and in arriving at our opinion. We assume no responsibility for and we express no view as to any such projections or estimates or the assumptions on which they are based. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this letter.
The management of the Company has advised us, and we have relied upon such advice in arriving at our opinion, that (i) if the Proposed Transaction is not consummated, the Company’s ability to operate as a going concern will be severely impaired; and (ii) such impairment would reasonably be expected to result in a filing of a voluntary or involuntary bankruptcy petition with respect to the Company, which would result in either a corporate reorganization or a sale of the Company under the protection of U.S. bankruptcy laws or a liquidation of the Company.
We have assumed that the executed Agreement will conform in all material respects to the last draft reviewed by us. In addition, we have assumed the accuracy of the representations and warranties contained in the Agreement and all agreements related thereto. We have also assumed, upon the advice of the Company, that all material governmental, regulatory and third party approvals, consents and releases for the Proposed Transaction will be obtained within the constraints contemplated by the Agreement and that the Proposed Transaction will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. We do not express any opinion as to any tax or other consequences that might result from the Proposed Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals.
Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, the Consideration to be offered to the stockholders of the Company in the Proposed Transaction is fair to such stockholders from a financial point of view.
We are acting as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services, a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to reimburse a portion of our expenses and indemnify us for certain liabilities that may arise out of our engagement and the rendering of this opinion. In the past two years, we have not received fees from either the Company or Parent for any investment banking services.

In addition, we and our affiliates in the past have provided, currently are providing, or in the future may provide, investment banking services to KKR & Co., Inc. (“KKR”), a significant shareholder of Parent, and certain of its affiliates and portfolio companies and have received or in the future may receive customary fees for rendering such services, including (i) having acted or acting as financial advisor to KKR and certain of its portfolio companies and affiliates in connection with certain mergers and acquisition transactions; (ii) having acted or acting as arranger, bookrunnner and/or lender for KKR and certain of its portfolio companies and affiliates in connection with the financing for various acquisition transactions; and (iii) having acted or acting as underwriter, initial purchaser and placement agent for various equity and debt offerings undertaking by KKR and certain of its portfolio companies and affiliates.
Barclays Capital Inc., its subsidiaries and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of our business, we and our affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company, Parent and KKR for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.
This opinion, the issuance of which has been approved by our Fairness Opinion Committee, is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its Consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to whether to accept the consideration to be offered to the stockholders in connection with the Proposed Transaction.
Very truly yours,
/s/ Barclays Capital Inc.
BARCLAYS CAPITAL INC.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.
Marinus Pharmaceuticals, Inc.
Dated: January 8, 2025	By:	/s/ Scott Braunstein
		Name:	Scott Braunstein
		Title:	Chief Executive Officer